Exhibit 10.38

CONFIDENTIAL TREATMENT REQUESTED

WITH RESPECT TO CERTAIN PORTIONS HEREOF

DENOTED WITH “***”

CONFIDENTIAL

AMENDED AND RESTATED

BELPRE

FACILITY SHARING AND OPERATING AGREEMENT

THIS AMENDED AND RESTATED FACILITIES SHARING AND OPERATING AGREEMENT amends and restates, as of the first day of July, 1999, the FACILITY SHARING AND OPERATING AGREEMENT (“Agreement”) entered into and effective as of the first day of January, 1999, by and among:

1.	INFINEUM USA L.P. (“Infineum”), a limited partnership organized under the laws of Delaware, with its principal office at 1900 East Linden Avenue, Linden, New Jersey 07036, USA; and

2.	SHELL OIL COMPANY (“SOC”), a corporation organized under the laws of the State of Delaware, with its principal office at 910 Louisiana, Texas 77002, USA, acting through its agent SHELL CHEMICAL COMPANY; and

3.	SHELL ELASTOMERS LLC (“Shell” in its role as owner of an undivided ownership interest in the Shared Facilities or “Operator” in its role of operator of the Facilities), a limited liability company organized under the laws of the State of Delaware, with its principal office at 910 Louisiana, Texas 77002, USA.

(Infineum and Shell to be jointly referred to as “Owners”).

WHEREAS

(A)	Effective October 1, 1998, SOC, at Shell’s Belpre site (the “Site”), contributed to Infineum: a one hundred percent (100%) ownership interest in the Proprietary Equipment, Infineum Product and Infineum Materials; a one hundred percent (100%) ownership interest in the volumes of Materials specified for Infineum in Schedule 1; and an undivided ownership interest in the “G-1” Unit, the “G-2” Unit, the hydrogen plant and the Infrastructure Assets in the respective percentages listed in Schedule 1A. SOC has also granted to Infineum non-exclusive easements across and about the Site. In connection with the foregoing, SOC and Infineum have entered into, effective January 1, 1999, the Belpre Facility Sharing and Operating Agreement.

(B)	Shell, an Affiliate of SOC, has succeeded to the ownership and operation of the elastomers business of SOC, including the ownership and operation of the Facilities, and the rights of SOC to use of the patents, know-how, trade secrets and other intellectual property rights necessary for the proper operation of the Facilities.

(C)	Pursuant to a Lease Agreement dated as of July 1, 1999 (the “Lease Agreement”), Shell as lessor leased to Infineum, and Infineum as lessee has leased from Shell, additional undivided interests in the G-2 Unit, the Hydrogen Plant and infrastructure at the Site, with the result that the Owners own or possess as lessee, in aggregate, the undivided interests in Shared Facilities as set out in Schedule 1B;

(D)	Shell has retained for itself the assets listed on Schedule 2 (the “Excluded Assets”) and all undivided ownership interest in the Shared Facilities not conveyed to Infineum.

(E)	The Site is operated by Operator.

(F)	The Parties have entered into this Agreement to provide for arrangements between them regarding the sharing and operation of the Facilities, the sharing of costs and their relationship as joint owners.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the Parties agree as follows:

ARTICLE 1: ASSIGNMENT; DEFINITIONS

1.1	ASSIGNMENT

SOC hereby assigns, transfers, and conveys to Shell all of its rights and privileges to and under this Agreement (whether as Owner or Operator), and Shell accepts such rights and privileges. SOC also hereby delegates to Shell all of SOC’s duties and obligations (whether as Owner or Operator), and Shell accepts and agrees to perform such duties and obligations. Infineum accepts Shell as Owner and Operator under this Agreement, and Infineum, Shell and SOC agree that, upon Shell ceasing to be an Affiliate of SOC, but not before, SOC shall be released from any and all liability or responsibility for the performance of this Agreement.

1.2	DEFINITIONS

Capitalized terms used herein have the following meanings:

“Affiliate” means with respect to Infineum, Infineum Holdings B.V., a Dutch company (“IHBV”), Infineum Singapore Pte, a company organized under the laws of Singapore (“Infineum Singapore”) and any company controlled by Infineum, IHBV or Infineum Singapore; and with respect to any other entity, means any entity controlling, controlled by or under common control with, such other entity. For purposes of applying this definition, one entity shall be deemed to control another entity by reason of holding or otherwise controlling by proxy or agreement more than fifty (50%) percent of the votes exercisable at a general shareholders meeting (or its equivalent) of the entity in question;

“Agreement” means this Amended and Restated Facility Sharing and Operating Agreement, including (i) any schedules to this Agreement and (ii) any amendments hereto to which the Parties may consent from time to time. Words as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context otherwise requires;

“Annual Forecast” has the meaning given to this term in Article 3.6.3;

“Annual Plan & Budget” means an Annual Forecast approved by both Owners;

“Available Time” means the time that a Shared Facility is available for use by an Owner, subject to adjustment pursuant to Articles 2.2.2 and 2.4.5;

“Backup Capability” has the meaning given to this term in Article 3.4.6;

“Capacity Rights” has the meaning given to this term in Article 2.2.1;

“Capacity Usage” means the actual time of usage by an Owner of an Unit, including preparation, production, test runs and/or product development, unscheduled shutdowns not exceeding forty-eight (48) hours in any seventy-two (72) hour period, and clean-up time. For the purpose of this definition, usage does not include scheduled shutdowns other than preparation or clean-up, or unscheduled shutdowns exceeding forty-eight (48) hours in any seventy-two (72) hour period;

“Capital Expenditure” means any expenditure that should be capitalized according to Operator’s accounting practices for its Financial Reporting Accounts;

“Capital Improvement” means any debottleneck, expansion or other improvement of or work to the Facilities, the cost of which is a Capital Expenditure;

“Charges” means Direct Site Costs, Overheads and the Risk Premium, subject to Article 3.4.1 with respect to specific inclusions in or exclusions from the Charges;

“Claim” means any existing, future or threatened claim, demand, suit, action, investigation, proceeding, governmental action or cause of action of any kind or character (in each case, whether civil, criminal, investigative or administrative), known or unknown, under any theory, including those based on theories of contract, tort, statutory liability, strict liability, employer liability, premises liability, products liability, breach of warranty, malpractice or infringement or misappropriation of intellectual property rights;

“Commencement Date” means January 1, 1999;

“Commencement Date Capacity Rights” has the meaning given to this term in Article 3.15.4;

“Confidential Information” means (i) business information relating to the financial condition, organization, results of operation, methods of operating, products, customers, strategic plans and/or other attributes of the business of a Party or its Affiliates, and (ii) all technical information relating to the business of a Party or its Affiliates, including technological know-how, research and development data, products information, processes and application technology, and technical information relating to plants, including feedstock, plant equipment, plant performance, plant capacity, plant debottleneck capability, plant safety and/or plant energy systems, results of operation and methods of operation;

“Contractor” means an independent contractor or subcontractor at any tier;

“Conversion Factors” has the meaning given to this term in Article 3.15.1;

“Corrective Action Plan” has the meaning given to this term in Article 3.11.4;

“Default Rate” means the Local Inter-Bank Rate plus one and a half percent (1.5%);

“Direct Site Costs” means the direct costs (without mark-up or profit factor, except in accordance with Article 3.4.13, and after deducting any revenue or credits generated) incurred at the Site by Operator in the operation of the Facilities for Infineum (other than Capital Expenditures), including personnel costs for the personnel of Operator directly involved in the operation of the Facilities for Infineum, and including the costs of services, utilities, Materials and facilities provided or procured by Operator pursuant to Article 3.1.5. If personnel devote only part of their time to operation of the Facilities for Infineum, an equitable allocation of their time shall be made and only the corresponding pro rata share of the personnel costs for such personnel shall be included in Direct Site Costs. Similarly, if other costs are incurred at the Site partly in connection with operation of the Facilities for Infineum and partly in connection with other activities, an equitable allocation of such costs shall be made to Direct Site Costs. For avoidance of doubt, depreciation is not a Direct Site Cost;

“Disclosing Party” has the meaning given to this term in Article 4.3.1;

“Eligible Indemnitees” means, with respect to any Party, its Affiliates and their respective employees, officers and directors (or equivalent);

“Eligible Spare Capacity” means any spare capacity of an Owner that is not Ineligible Spare Capacity of such Owner;

“Employee Claim” means any Claim for employment-related personal injury, sickness or illness or death of any employee of Shell or an Affiliate of Shell or Infineum or an Affiliate of Infineum, as the case may be, brought against either Party or its Affiliate;

“Environmental Claim” means any Claim arising under any applicable statute, law, regulation, ordinance, rule, common law, judgment, order or decree or similar legal requirement relating to the protection of the environment or public welfare from the actual or potential exposure or effects of exposure to any actual or potential release, discharge, disposal or emission (whether past or present) of any hazardous substance, or the manufacture, processing, distribution, use, treatment, labeling, storage, disposal, transport or handling of any hazardous substance;

“Excluded Assets” means the assets listed on Schedule 2;

“Exit” means, when used as a noun, a permanent termination of the Exiting Owner’s activities at the Facilities, and, when used as a verb, permanently terminate the Exiting Owner’s activities at the Facilities;

“Exiting Owner” has the meaning given to this term in Articles 4.8.3 and 4.8.4;

“Facilities” means the Proprietary Equipment, Shared Facilities and any other real property or tangible personal property owned or leased by Infineum in whole or in part, that now or in the future is located within the Site;

“Field of Operations” has the meaning given to this term in Schedule 5;

“Financial Reporting Accounts” means those books and records maintained by a Party for financial reporting to its parent company or corporate headquarters, which shall be in accordance with generally accepted accounting principles and which shall be applied on a consistent basis;

“Fixed Costs” means Overheads and those Direct Site Costs which do not vary primarily based on usage or production, including personnel costs for all personnel of Operator directly involved in the operation of the Facilities and including the commercially reasonable cash costs, including personnel costs (including those actuarially determined) resulting from Fixed Cost reduction efforts;

“Force Majeure” has the meaning given to this term in Article 4.6;

“Hardship” has the meaning given to this term in Article 4.7;

“HSE” means health, safety and/or environment;

“Ineligible Spare Capacity” means any incremental Capacity Rights of an Owner that result from a Capital Improvement to the Shared Facilities that is made following the Commencement Date as to which the other Owner has elected not to participate by not approving such Capital Improvement pursuant to Article 2.4.2;

“Infineum” means Infineum USA LP.;

“Infineum Materials” means any Materials intended for use solely in Infineum Operations; including, without limitation, isoprene acquired by Infineum for Infineum Operations;

“Infineum On-Site Representative” has the meaning given to this term in Article 3.14;

“Infineum Operations” means the manufacture of Infineum Product and ancillary activities conducted for the benefit of Infineum;

“Infineum Owner” has the meaning given to this term in Article 2.6.1;

“Infineum Product” means product manufactured within the Facilities for Infineum for sale or use within the Field of Operations and finished product originally contributed to Infineum as listed on Schedule 1. Infineum Product shall include both On-Spec Infineum Product and Off-Spec Infineum Product;

“Infrastructure Assets” means assets at the Site used for the provision of utilities or services, and common facilities serving more than one plant at the Site;

“Initial Off-Spec Infineum Product” means Infineum Product that fails to meet any of the specifications upon initial testing and before any refinishing, reprocessing or retesting;

“Intellectual Property Claim” means any Claim by a Third Party for infringement or misappropriation of intellectual property rights;

“Interest Rate” means the Local Inter-Bank Rate minus a quarter percent (0.25%);

“Lien” means any mortgage, pledge, charge, encumbrance, security interest, or other lien, whether based on common law, constitutional provision, statute or contract;

“Local Inter-Bank Rate” means the thirty (30) day London Inter-Bank Offer Rate, as it appears daily on the Reuters Screen LIBOR page as of 11.00 a.m., London England time;

“Loss” means any loss, cost, liability or expense, settlement, damage of any kind, judgment, obligation, charge, fee, fine, penalty, court cost and/or attorneys’ fee or disbursement (at all levels, including appellate);

“Managerial Personnel” means any person employed by a Party or its Affiliate as a director or other corporate officer or who occupies a managerial position in such a Party with direct responsibility for the performance of this Agreement or any component thereof;

“Manufacturing Technical Service” means routine or periodic alterations to existing Infineum Products, production lines, manufacturing processes, and other ongoing operations, even though those alterations may represent improvements;

“Market Rate” means the then-prevailing charges for comparable services, utilities, materials and/or facilities in comparable quantities and under comparable terms and conditions efficiently supplied or deliverable by Third Parties to other petrochemical industrial users of such services, utilities, materials, and/or facilities in the locality of the Site;

“Materials” means any feedstock and other raw materials, intermediates, catalysts, process chemicals and other supplies, fuel, store stock and other materials for use at the Facilities;

“Metering Devices” has the meaning given to this term in Article 3.8;

“NBV” (Net Book Value) means as to an Owner’s interest in Shared Facilities, the original cost of such assets, plus the original cost of subsequently added Capital Improvements to such assets, less cumulative depredation which such Owner records in its Financial Reporting Accounts;

“Non-Consequential Damages” means (i) expenses reasonably incurred by a Party or its customer or any distributor, retailer or end user in inspection, receipt, transportation, care and custody, and return and/or disposal of defective or non-conforming Product and (ii) costs of replacement (including transportation) of defective or non-conforming Product, in each case if and to the extent the defect or non-conformance is caused by the other Party’s Wilful Misconduct at the Site;

“Non-Exiting Owner” has the meaning given to this term in Article 4.8.3 and 4.8.4;

“Off-Spec Infineum Product” means any Infineum Product that is not On-Spec Infineum Product. Off-Spec Infineum product shall include Initial Off-Spec Infineum Product;

“On-Spec Infineum Product” means (i) Infineum Product meeting specifications, including after refinishing, reprocessing or retesting at the Site and (ii) any Infineum Product as to which Infineum would realize full value, in concentrate or otherwise;

“Operator” means Shell Elastomers LLC in its role of operator of the Facilities for Infineum and Shell Elastomers LLC’s successors to this Agreement;

“Overheads” means, without duplication of any Direct Site Cost, an equitable allocation to Infineum Product and/or the services, utilities, Materials and facilities provided by Operator to Infineum hereunder, of the costs at the Site related to management and operation of the Site that are not specifically attributable to a certain plant at the Site (without mark-up or profit factor, except in accordance with Article 3.4.13), including: Site management and general services; fire fighting, security and protection of HSE (including the medical department); office services, accommodation and catering; ad valorem taxes; and off-site services that directly benefit the Facilities, as listed on Schedule 10. This definition excludes any costs of corporate services other than those listed on Schedule 10, such excluded corporate service costs to include the fees paid to Operator’s parent company, any Affiliated service company or any other Affiliate, division, business unit or headquarters as a share of corporate-overhead. Overheads for the calendar year 1999 shall be as specified on Schedule 6 and shall be substantially consistent with those charged to Infineum’s predecessor in interest prior to the Commencement Date, except where this Agreement or the Schedules provide otherwise (e.g. excluding costs of corporate services other than those listed on Schedule 10);

“Owner” means Shell or Infineum;

“Party” or “Parties” means Shell, as Owner and Operator, and Infineum, together with their successors and permitted assigns;

“Party 1” has the meaning given to this term in Article 4.4.10;

“Party 2” has the meaning given to this term in Article 4.4.10;

“Principles of Operatorship” has the meaning given to this term in Article 3.2;

“Product” means Infineum Product or Shell Product, as the case may be;

“Proprietary Equipment” means any existing or future equipment one hundred percent (100%) owned by Infineum;

“Receiving Party” has the meaning given to this term in Article 4.3.1;

“Risk Premium” means a consideration for the indemnification obligations of Operator (and SOC to the extent applicable under this Agreement) under Article 4.4, as Owner and Operator, other than for its Wilful Misconduct equal [***] [Confidential Treatment Requested] per annum, as adjusted on January 1 of each year beginning with the second full calendar year following the Commencement Date in accordance with the change in the Consumer price Index (CPI-U) (All Items, U.S. Cities Average; 1982-1984=100) since the Commencement Date, as to the first adjustment, or since the prior January 1, as to each year thereafter, based on the most recent statistics available at the time of adjustment;

“Rules” has the meaning given to this term in Article 4.9.2;

“Scheduling Team” has the meaning given to this term in Article 3.6.2;

“Shared Facilities” means Facilities in which both Owners have an ownership interest;

“Shared Materials” means Materials which are intended for use by both Shell and Infineum;

“Shell” means Shell Elastomers LLC in its role as owner of an undivided ownership interest in the Shared Facilities;

“Shell Materials” means any Materials intended for use solely in Shell operations;

“Shell Owner” has the meaning given to this term in Article 2.6.2;

“Shell Product” means all product manufactured within the Facilities other than Infineum Product;

“Site” means Shell’s chemical complex at Belpre, Ohio as described in Schedule 7 attached hereto and as the same may change from time to time;

“Storage Capacity Rights” means Capacity Rights with respect to the warehouse and any other Shared Facilities designated for storage as described in Article 2.2.1(e);

“SOC” means Shell Oil Company;

“Taken” means transferred through a Taking;

“Taking” means a transfer of property through expropriation, condemnation or other eminent domain proceedings, or a transfer in lieu of expropriation, condemnation or eminent domain proceedings;

“Third Party” means any natural or legal person other than Shell, Infineum or their respective Affiliates;

“Third Party Claim” means any Claim that is not an Employee Claim, an Environmental Claim, an Intellectual Property Claim, or a Claim by a Party or its Affiliate for its own Losses;

“Transferee” has the meaning given to this term in Article 2.6.4;

“Transferor” has the meaning given to this term in Article 2.6.4;

“USD” (United States Dollars) means the currency of the United States of America;

“Unit” means the units and ancillary facilities at the Site [***] [Confidential Treatment Requested] and any other processing or manufacturing unit and ancillary facilities that hereafter may be converted or constructed at the Site to produce Infineum Product and that the Parties agree to treat as Facilities;

“Variable Costs” means those Direct Site Costs incurred by Operator which are not Fixed Costs;

“Wilful Misconduct” means an intentional, conscious or reckless disregard by Managerial Personnel of good and prudent industry practice or of any of the terms of this Agreement in disregard of avoidable and harmful consequences, but shall not include any act, omission or error of judgment or mistake made in good faith of any function, authority or discretion vested in or exercisable by such Managerial Personnel or at the express direction of the other Party. The person alleging Wilful Misconduct by another person must demonstrate such Wilful Misconduct by a preponderance of the evidence.

1.3	INTERPRETATIONS

1.3.1	Except as is otherwise provided in this Agreement, references in this Agreement to statutory provisions shall be construed as references to those provisions as they may be amended or re-enacted from time to time.

1.3.2	Unless the context otherwise requires, words importing the singular shall include the plural, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing a natural person shall include a legal person and vice versa. The use of the terms “including” or “include(s)” shall in all cases herein mean “including, without limitation,” or “include(s), without limitation,” respectively.

1.3.3	The Table of Contents and headings in this Agreement are inserted for convenience of reference only and shall not be taken into consideration in the interpretation or construction of this Agreement.

ARTICLE 2: FACILITY SHARING

2.1	USE OF THE FACILITIES, SHARED MATERIALS AND PRODUCT

2.1.1	The Owners shall share the Shared Facilities in accordance with the terms and provisions of this Agreement.

2.1.2	The Owners agree that the Facilities shall be operated by Operator.

2.1.3	Infineum shall be limited in its use of the Facilities to the manufacture of Infineum Product and test runs, product development and other ancillary uses within the Field of Operations, and Infineum shall only sell, use or dispose of Infineum Product within the Field of Operations. Shell shall be limited in its use of the Shared Facilities to (i) perform its obligations under this Agreement (as Owner and as Operator) and [***] [Confidential Treatment Required]

2.1.4

Each Party shall ensure that it and all persons related to such Party, including directors, officers, employees, agents, representatives, contractors, suppliers, customers or other business invitees of such Party entering the Site, shall comply with the non-discriminatory rules and regulations in effect at the Site from time to time concerning

HSE, the policy described in Article 3.10.3 and the reasonable, non-discriminatory, rules and regulations in effect at the Site from time to time concerning security and/or administrative matters. Also, each entry of such persons shall be subject to the provisions of Article 4.3.

2.1.5	Each Owner shall use its reasonable efforts to (i) allow both Owners to fully use their respective Capacity Rights, (ii) enhance the efficiency of the Shared Facilities, and (iii) have both Owners benefit from such efficiency, without favoring one Owner over the other Owner.

2.1.6	Neither Owner shall without the prior written consent of the other Owner voluntarily demolish or remove any Shared Facilities. Neither Owner shall without the prior written consent of the other Owner make modifications to any Shared Facility which could be reasonably expected to result in a decrease in the protection of HSE and/or a decrease in the quantity, quality, reliability or competitiveness of Infineum Product or Shell Product, except, however, if and to the extent (i) there is no decrease in the protection of HSE, (ii) the first Owner has engaged in a timely, full and fair consultation with the other Owner and (iii) the first Owner fully compensates the other Owner for any decrease in the quantity, quality, reliability or competitiveness of the other Owner’s Product. Approval of an Annual Plan & Budget or a Capital Improvement approved in accordance with Article 2.4.2 or Article 3.1.5(y) providing for such demolishing, removal or modification of Shared Facilities shall constitute written consent as may be required in the previous sentences.

2.1.7	Neither Owner shall, in anticipation of, or in the event of, a shortage of supplies or materials (such as, without limitation, isoprene or styrene), without the prior written consent of the other Owner, alter or change its agreed production schedule in order to increase its production at the expense of the other Owner.

2.2	CAPACITY RIGHTS

[***]	[Confidential Treatment Required]

2.2.2	Owners will share time lost because of scheduled maintenance and inspection shutdowns other than preparation or clean-up, and unscheduled shutdowns exceeding forty-eight (48) hours in any seventy-two (72) hour period, pro rata to their Capacity Rights with respect to the Shared Facility in question. Any unscheduled shutdowns not exceeding forty-eight (48) hours in any seventy-two (72) hour period shall be for the sole account of the Owner whose Capacity Rights are being used at the time of the unscheduled shutdown.

2.2.3	In the event that either Owner desires temporary Capacity Usage of any Shared Facility greater than its Capacity Right in such Shared Facility allows, and the other Owner has Eligible Spare Capacity, then the other Owner shall make such Eligible Spare Capacity available. Eligible Spare Capacity controlled by Infineum shall be deemed to be taken first from the individual interests leased by Infineum from Shell, and only after all such leased undivided interest is exhausted, from the undivided interests owned by Infineum. In exchange for Eligible Spare Capacity the first Owner shall pay the other Owner (i) a prorated share of the Fixed Costs for the Facilities in question (based on the ratio of the spare capacity utilized by the first Owner to the total Capacity Rights of both Owners in the Facilities in question), (ii) a prorated share of the depreciation or amortization deduction (based on the NBV of the other Owner’s interest in the Facilities in question, provided that the payment shall be zero when the NBV is zero), and (iii) a prorated capital charge calculated for any fiscal year based on the NBV of the other Owner’s interest in the Facilities in question, provided that the payment shall be zero when the NBV is zero. In the case of Eligible Spare Capacity taken from Infineum’s leased interests, the depreciation and capital charge elements will not be charged, and a pro-rata portion of the lease payment that Infineum pays in respect of such interests shall be repaid by Shell. For the period from Commencement Date until the end of the calendar year, and for the four (4) successive calendar years thereafter, the rate to be used for calculating the capital charge as described in the previous sentence shall be twelve percent (12%) per annum. For each five (5) year period thereafter, the Owners shall agree on an applicable rate prior to the beginning of such five (5) year period. If and to the extent the other Owner would need the capacity initially made available to the first Owner for its own operations, the other Owner would be under no obligation to continue to make such capacity available to the first Owner under this Article 2.2.3 and such other Owner shall not be liable to the first Owner for any Loss resulting from such discontinuation.

2.2.4	In order to determine whether spare capacity of an Owner is Eligible Spare Capacity or Ineligible Spare Capacity for purposes of Article 2.2.3, such Owner shall be deemed to have first utilized any Capacity Rights it may have at the Commencement Date, any Capacity Rights it may have acquired from the other Owner following the Commencement Date and any Capacity Rights that result from any Capital Improvement to the Shared Facilities that is made following the Commencement Date as to which such Owner has participated in accordance with Article 2.4.2, subject in each case to any reductions of such Capacity Rights that may have occurred, and to have last utilized any Capacity Rights such Owner may have that result from any Capital Improvement to the Shared Facilities that is made following the Commencement Date as to which the other Owner has elected not to participate by not approving such Capital Improvement pursuant to Article 2.4.2.

2.2.5	In the event that either Owner desires, on a permanent basis or for a stated period, Capacity Usage of any Shared Facility greater than its Capacity Right in such Shared

Facility allows, and the other Owner has and/or anticipates that it will have in the future or for the stated period, spare capacity with respect to such Shared Facility, the Owners shall negotiate in good faith a purchase by the first Owner on a permanent basis or for a stated temporary period, of all or portion of the other Owner’s Capacity Right (and in case where such purchase is not for a temporary period, the corresponding ownership interest of the other Owner) in such Shared Facility at mutually agreed upon price and terms. Alternatively, or if the Owners cannot reach agreement on such purchase, the Owner desiring to expand capacity may do so by causing a Capital Improvement to be made in accordance with Article 2.4.

2.2.6	This Agreement amends by contract the possessory and use rights of Infineum to the Facilities as granted under the Easement Agreement (With Limited Possessory Rights) dated as of October 1,1998 between SOC and Infineum.

2.3	FIXED COSTS

Subject to the next sentence and the provisions of the Articles 2.2.3, 2.2.5, 2.4.4, 4.8.3 and 4.8.4, the Fixed Costs relating to the Shared Facilities that are incurred for the benefit of both Owners shall be shared between the Owners in accordance with their respective ownership interests in such Shared Facility. Any incremental Fixed Costs relating to the Shared Facilities that are incurred for the benefit of only one Owner shall be for the sole account of the benefiting Owner.

2.4	CAPITAL IMPROVEMENTS

2.4.1	Capital Improvements shall be constructed or procured and managed by Operator and will be subject to Operator’s design, engineering, operating and HSE standards, and, if an expansion area is required, subject to such Capital Improvement being able to be physically accommodated at the Site or on land in the vicinity of the Site that is available for purchase or lease. If the costs of a Capital Improvement are solely for the account of Infineum and the use of a separate Contractor will not adversely impact other work to be contemporaneously performed by or through Operator, in Operator’s reasonable judgment, then Infineum shall have the right to do the procurement for such Capital Improvement instead of Operator, provided that any contractors engaged by Infineum shall be subject to the reasonable approval of Operator.

2.4.2

Each Party shall have the right to propose any Capital Improvement to the Shared Facilities. The proposing Party shall present to the non-proposing Party relevant information, data and documentation with respect to such Capital Improvement. Operator shall provide each Owner with a general description of the proposed Capital Improvement and with a detailed description of the estimated costs of the proposed Capital Improvement and of the expected impact of the proposed Capital Improvement on volume, quality, Fixed and Variable Costs and reliability of production at the Shared Facilities in question, which detailed description shall provide the level of detail corresponding to the level of detail of information used by such Owner in preparation of appropriation requests for its internal capital expenditure approval procedure. Costs incurred by Operator in providing information pursuant to this Article 2.4.2 shall be considered costs of the proposed Capital Improvement and shall be allocated in accordance with Article 2.4.4. However, Shell, as Owner and as Operator, may elect not to disclose any proprietary technology or business aspects of the Capital Improvement to Infineum. Both Owners shall be deemed to have approved Capital Improvements which are mandated by regulatory authorities or are reasonably deemed necessary by Operator for the protection or enhancement of HSE to the same standards as are practiced at the Site as a whole. However, with respect to such Capital Improvements, the Operator shall be required to have timely, full and fair advance consultation with the Owners and to take their comments into due consideration. All other Capital Improvements to Facilities will be submitted to both Owners for approval. Each Owner shall have sixty (60) days from receipt of the information on the Capital Improvement proposal to approve such proposal, failing which such Owner shall be deemed to have elected not to approve. In case one Owner does not approve a Capital Improvement proposal, the other Owner may nevertheless approve such Capital Improvement and cause Operator to procure or construct it, provided that the Capital Improvement shall have no material adverse effect on the operations of the non-approving Owner, unless the approving Owner fully compensates the non-approving Owner for any decrease in the quantity, quality, reliability or competitiveness of the other Owner’s Product as a result of such Capital Improvement. Minor Capital Improvements shall be deemed to be approved by both Owners provided that the same are (i) within the discretionary Capital Expenditure authority of the plant manager of the Facilities and (ii) within the line item allocation for minor Capital Improvements as contained in the applicable Annual Plan & Budget.

2.4.3	At all times, either Party may propose to add, drop, postpone, bring forward or alter Capital Improvements by following the procedure described in Article 2.4.2.

2.4.4	Costs of a Capital Improvement to Shared Facilities approved by both Owners, and costs of studies and other project costs incurred with the support of both Owners for proposed Capital Improvements that are not implemented, shall be for the account of and paid by both Owners according to the anticipated use by each of them of such Capital Improvement, and appropriate adjustments, where necessary, will be made in the ownership interests and Capacity Rights of the Owners in the portion of the Shared Facilities being improved. For purposes of the immediately preceding sentences only, unless the Owners agree otherwise, if both Owners elect to participate in a Capital Improvement, the anticipated use by each of them of such Capital Improvement shall be deemed to be in accordance with their respective percentage ownership interests (not including Infineum’s leased interests), then existing in the Shared Facility to which the Capital Improvement relates. The cost of capital improvements properly allocable to Infineum’s leased interests shall be recovered under applicable provisions of the Lease Agreement. Costs of a Capital Improvement to Shared Facilities approved by only one Owner shall be for the account of and paid by such approving Owner. In such event, the non-approving Owner shall not be entitled to receive the benefits in costs savings, performance enhancement, capacity increase and/or reliability resulting from such Capital Improvement and, if necessary, appropriate adjustments shall be made to the Capacity Rights and/or ownership interests in the improved Shared Facilities and/or in the allocation of costs or by capital charges and/or to the curtailment procedures and/or in any other way, so that the non-approving Owner remains in the same position that it would have been in if such Capital Improvement had not been made.

2.4.5	The Owners will share time lost because of shutdowns required for any Capital Improvement (in excess of any scheduled shutdown included in the Annual Plan & Budget, if the implementation of the Capital Improvement coincides with any such scheduled shutdown) in proportion to their respective shares in the costs of such Capital Improvement, unless the Owners agree otherwise.

2.4.6	Unless the Owners agree otherwise, the Owners’ ownership interests in the Capital Improvement to a Shared Facility, including with respect to any land purchased for a Capital Improvement, and their Capacity Rights with respect to such Capital Improvement, shall be in direct proportion to their respective payments for such Capital Improvement pursuant to Article 2.4.4.

2.4.7	Any financial, fiscal or other benefits enjoyed by any Party in connection with any Capital Improvement to the Shared Facilities shall be appropriately taken into consideration when establishing the costs of such Capital Improvement.

2.4.8	The participating Owners shall pay for any Capital Improvement according to a payment schedule agreed with the Operator, which payment schedule is intended to be working capital neutral to Operator.

2.5	OWNERSHIP OF PRODUCTS AND MATERIALS

2.5.1	Title to Infineum Product shall pass to Infineum at the time it is determined in accordance with applicable testing procedures that the Infineum Product meets specifications or, in case of Off-Spec Infineum Product, at the time Infineum requests transfer of title to such Off-Spec Infineum Product. Shell will own all Shell Product and all Infineum Product unless and until title transfers to Infineum.

2.5.2	Infineum will own one hundred percent (100%) of Infineum Materials, whether procured by Operator or Infineum. Infineum Materials may only be used in Infineum Operations.

2.5.3	Infineum will own the Shared Materials in the volumes shown on Schedule 1 (as adjusted from time to time pursuant to Article 3.4.4), and Shell will own the Shared Materials in excess of the volumes owned by Infineum. Both Owners grant Operator the right to use the Shared Materials for Infineum or Shell, whether owned by Infineum or Shell.

2.6	TRANSFERS AND LIENS

2.6.1	Infineum, and any permitted successor hereunder (for the purpose of this Article 2.6: “Infineum Owner”), may transfer all but not part of its interest in the Facilities to its respective Affiliate without the consent of Shell Owner. Any other proposed sale, lease or other conveyance or transfer of all or any part of Infineum Owner’s interest in the Facilities shall require the prior written approval of Shell Owner, which approval shall not be withheld, unless the proposed transferee is not sufficiently financially sound to perform its obligations under this Agreement, or the proposed transferee does not possess the minimum technical ability to perform this Agreement; provided, however, if the proposed transfer is for less than all of the interest of Infineum Owner in the Facilities, then such consent may be withheld in Shell Owner’s sole discretion. At the request of Infineum Owner at any time, Shell Owner will agree to be reasonable in negotiating “qualified transferee” criteria for automatic approval of transferees of Infineum Owner meeting specified standards.

2.6.2

Shell, and any permitted successor hereunder (for the purpose of this Article 2.6: “Shell Owner”), may transfer all but not part of its interest in the Facilities to its respective Affiliate without the prior consent of Infineum Owner. Shell (or its Affiliate) shall also have a one-time right to transfer all but not part of its interest in the Facilities to any successor to the world-wide elastomers business of Shell and its Affiliates without the prior consent of Infineum Owner. Any other proposed sale, lease or other conveyance or transfer of all or any part of Shell Owner’s interest in the Facilities shall require the prior written approval of Infineum Owner, which approval shall not be withheld, unless the proposed transferee is not sufficiently financially sound to perform its obligations under this Agreement, or the proposed transferee does not possess the minimum technical ability to perform this Agreement; provided, however, if the proposed transferee (i) does not have the right to use the patents, know-how, trade secrets and other intellectual property rights as are necessary for the proper operation of the Facilities, or (ii) does not acquire all of Shell Owner’s interest in the Facilities, then such consent may be withheld in Infineum Owner’s sole discretion. At the request of Shell Owner at any time, Infineum Owner will agree to be reasonable in negotiating “qualified transferee” criteria for automatic approval of transferees of Shell Owner meeting specified standards.

2.6.3	For purposes of this Article 2.6, the “Affiliate” definition in Article 1 shall be deemed modified by changing “more than fifty percent (50%)” under (i) of such definition to “fifty percent (50%) or more”.

2.6.4	If an Owner (the “Transferor”) sells, leases or otherwise transfers all or portion of its interests in the Facilities to another party (the “Transferee”) in accordance with Article 2.6.1 or Article 2.6.2 above, then such Transferee shall be bound by all the provisions of this Agreement. The Transferor shall procure as a condition precedent to any sale, lease or transfer of all or portion of its share in the Facilities that such sale, lease or transfer is executed simultaneously with a separate agreement between the Transferee and the other Owner to the effect that the Transferee accepts and agrees to be fully and unconditionally bound by the rights and obligations of the Transferor under this Agreement. Upon the delivery of such assumption agreement by a Transferee that is not an Affiliate of the Transferor, the Transferor shall be released from obligations and liabilities accruing and arising subsequent to the transfer.

2.6.5	Neither Owner shall create or permit any Lien on all or any portion of the Shared Facilities or its interest therein without the prior written consent of the other Owner, except for (i) mechanics’ or materialmen’s Liens or similar Liens arising in the ordinary course of business, (ii) Liens for taxes and (iii) purchase money security Liens arising in the ordinary course of business, but in each case only to the extent that the payment secured by the Lien shall not at the time be delinquent. Neither Owner has the power or authority to create Liens that burden the interest of the other Owner in the Shared Facilities.

2.7	NO PARTITION

Each Owner hereby waives, releases, relinquishes and quitclaims to the other Owner all rights to partition the Shared Facilities. Each Owner covenants that it will not file any action to partition the Shared Facilities or any part thereof.

2.8	DAMAGE AND CONDEMNATION

2.8.1	In the event that all or portion of the Facilities is damaged or destroyed, any Capital Improvement for the repair, rebuilding or replacement of such damaged Facilities shall be conducted in accordance with the provisions of Article 2.4. However, if such damage or destruction is the result of the Wilful Misconduct of a Party or its Affiliate, then (i) unless the Parties agree otherwise, such damaged or destroyed asset shall be repaired or rebuilt at the sole expense of such Party and (ii) unless the Parties agree otherwise, such asset once restored shall continue to be owned by the Owners in their respective percentage ownership interests as existed prior to the damage or destruction.

2.8.2	The Owners shall jointly defend any condemnation or eminent domain action with respect to the Shared Facilities. Neither Owner shall have the right to settle or compromise any condemnation or eminent domain action with respect to the Shared Facilities without the prior written agreement of the other Owner.

2.8.3	If all or substantially all of the Shared Facilities shall be Taken, then this Agreement shall terminate. A Taking that renders the remainder of the Shared Facilities not Taken unviable under the then current economic conditions for the production of Infineum Product and Shell Product shall be treated as a Taking of “substantially all” of the Shared Facilities. If there is a Taking of less than substantially all of the Shared Facilities, then this Agreement shall continue in full force and effect as to the remainder of the Shared Facilities that are not Taken.

2.8.4	All proceeds of a Taking of Shared Facilities shall be shared between the Owners in accordance with their respective ownership interest in the Taken Shared Facility.

2.8.5	The Capital Improvement for the rebuilding or replacement of Taken Shared Facilities shall be conducted in accordance with the provisions of Article 2.4.

2.9	DISPOSITION AND SALE OF OFF-SPEC INFINEUM PRODUCT

[***]	[Confidential Treatment Required]

[***]	[Confidential Treatment Required]

2.9.2	[Intentionally deleted]

2.9.3	Shell shall maintain adequate records, for at least five (5) years following the calendar year in question or such longer period as may be required by law of Off-Spec Infineum Product that is in Shell’s possession at any time during such calendar year (whether in its capacity as Owner or as Operator). Infineum may require that, at Infineum’s cost, Infineum’s internal audit personnel and/or independent auditors (provided such auditors are not employees or agents of any member of the Exxon Corporation or its Affiliates) perform an audit to confirm the ultimate sale or disposition of such Off-Spec Infineum Product for the current year and for any of the three (3) preceding years upon reasonable notice and at reasonable times and intervals but no more often than once in a calendar year. Shell shall provide the auditors with the necessary data and explanations reasonably necessary for the purposes of the audit. The auditors’ report shall be provided to Infineum and Shell and shall state the results of the aforementioned verifications and, if errors are found, the nature, amount and consequences of such error(s), together with such additional information as is reasonably necessary to explain the genesis of said errors and to enable the Parties to avoid reoccurrence thereof. In the event of an overcharge or undercharge. Shell shall make an immediate adjustment in the next invoice for the amount of the overcharge or undercharge, plus interest at the Interest Rate from the due date of the invoice containing the overcharge or undercharge until the date the adjustment is made. Infineum’s internal audit personnel and/or independent auditors involved in such audit shall be bound by the provisions of Article 4.3 of this Agreement.

2.10	COST CONTRIBUTION AGREEMENT

Shell and Infineum have entered into a separate Cost Contribution Agreement in respect of funding for process research. A copy of this Agreement is attached hereto as Schedule 13.

ARTICLE 3: OPERATORSHIP

3.1	APPOINTMENT AND DUTIES

3.1.1

Infineum and Shell hereby appoint Operator to be the operator of the Facilities, and Operator accepts such appointment. Operator shall perform all its duties as a prudent operator following the operating standards applied by Operator in similar operations and in keeping with good industry practice and in compliance with applicable law. Operator shall use its reasonable efforts to (i) allow both Owners to fully use their respective Capacity Rights, (ii) enhance the efficiency of the Shared Facilities, and (iii) have both Owners benefit from such efficiency improvements, without favoring one Owner over the other Owner. It is recognized and agreed that Operator, in good faith and acting as a reasonable prudent Operator in its efforts to maximize optimization of the Shared

Facilities, may take actions from time to time which may impact each of the Owners differently.

3.1.2	Infineum, after development and consultation with Operator, shall establish the specifications for Infineum Product. Operator shall use commercially reasonable efforts to manufacture On-Spec Infineum Product within the targets jointly developed by Infineum and Operator pursuant to Article 3.6.

3.1.3	Operator shall be liable to Infineum for Losses sustained by Infineum arising out of Operator’s performance or nonperformance under this Agreement only to the extent that such Losses result from Operator’s Wilful Misconduct. Nothing contained in this Article 3.1.3 limits Operator’s responsibility under Article 4.4. Nothing contained in this Article 3.1.3 limits Infineum’s rights in the appropriate case to seek injunctive relief or specific performance. Nothing contained in this Article 3.1.3 limits Infineum’s rights to obtain a money judgment for sums owed by Operator to Infineum under this Agreement.

3.1.4	Operator shall carry out the Infineum Operations in accordance with the Annual Plan & Budget and, within Infineum’s Capacity Rights or within capacity obtained under Article 2.2.3 or Article 2.2.5, and the capability limits of the assets. Such Annual Plan & Budget shall (i) enable Operator to adequately protect HSE to the same standards as are commonly practiced at the Site and in compliance with applicable law, (ii) enable Operator to comply with applicable law and to reasonably fulfill the programs, targets and budgets as set forth in the Annual Plan & Budget, and (iii) enable Operator to fully recover its actual costs that are permitted to be charged in accordance with the Principles of Operatorship and this Agreement.

3.1.5	In addition to the obligations of Operator set forth elsewhere, Operator shall, as part of its operation of the Facilities for Infineum and in accordance with the Annual Plan & Budget and within Infineum’s Capacity Rights or capacity obtained under Article 2.2.3 or Article 2.2.5, and the capability limits of the Facilities:

a.	provide, or procure and manage, such services, including operation, maintenance, engineering and construction, management, accounting and other functional support, security, access control and guard services, and such utilities, Materials and/or facilities as are necessary or useful for the operation of the Facilities and/or to keep the Facilities in sound operating condition and good repair;

b.	in the event of total or partial unavailability of services, utilities, Materials and/or facilities, procure replacement from other sources as soon as is practical under the circumstances;

c.	submit the applications for, diligently pursue the issuance of, and maintain in force, the environmental and other permits necessary or useful for the operation of the Facilities. Operator shall hold the permits in its name;

d.

prepare, sign and file or cause to be prepared, signed and filed, in the name of Operator, the filings required to be filed by an operator with any governmental body with respect to the Facilities or the operation thereof, and coordinate the preparation, signing and filing of all filings required to be filed by both Owners jointly with any governmental body with respect to the Facilities or the operation thereof;

e.	pay any existing or future ad valorem tax, value added tax, sales tax, use tax, and environmental tax or other governmental charge or tax levied or imposed with respect to the Facilities and all Materials and prepare, deliver and maintain all required reports, valuations and statements with respect thereto. At the request and expense of Infineum, contest any such taxes on Infineum’s behalf. Infineum shall be solely responsible for all income and franchise taxes imposed on it and for any existing or future ad valorem tax, value added tax, sales tax, use tax, and environmental tax or other governmental charge or tax levied or imposed with respect to Infineum Product;

f.	provide, or procure and manage, the Materials. However, Infineum shall have the right to itself procure, or cause Operator to procure at Infineum’s direction, any Materials, provided that such Materials so procured must be kept segregated from the Shared Materials and the Materials of the other Owner if Operator so requests, such request not to be made without reason, and, in case such request is made, the Facilities allow such segregation, failing which Infineum may effect a Capital Improvement in accordance with Article 2.4 in order to create segregated storage facilities. Any Materials that are separately procured and stored by Infineum shall be Infineum Materials for purposes hereof. Operator shall not make any material change to the specifications or other characteristics of Infineum Materials without reasonable prior notice to and approval by Infineum, or to Shared Materials without reasonable prior notice to and approval by both Owners, which approval in each instance shall not be unreasonably withheld;

g.	manufacture Infineum Product from the Materials provided by or on behalf of Infineum (including those provided under this Agreement) maintaining good process control techniques and implementing such quality standards as the Operator and Infineum shall agree upon;

h.	perform proper testing procedures for Infineum Product required for process control, and any additional testing as directed by Infineum;

i.	perform refinishing, reprocessing and/or retesting of Initial Off-Spec Infineum Product as directed by Infineum;

j.	arrange for the packaging of Infineum Product as directed by Infineum;

k.	arrange for the on-site storage of Infineum Product as directed by Infineum;

l.	arrange for the transportation of Infineum Product to off-site locations as directed by Infineum;

m.	use, store, handle, treat and/or dispose of, in accordance with all environmental requirements, the hazardous waste and other hazardous materials and non-hazardous waste made, used, processed, stored or generated in the operation of the Facilities;

n.	perform such test runs and/or product development as directed by Infineum;

o.	provide Manufacturing Technical Service as directed by Infineum;

p.	properly read, maintain and calibrate the Metering Devices and maintain proper recording of Infineum Product and Materials in accordance with good industry practice and Article 3.8. Maintain proper inventory control and counting procedures;

q.	prepare and maintain monthly accounting, statistical, production runs and other operational reports, special reports detailing any accident or other significant event and such other reports and records as are required by applicable legal requirements or as are customarily maintained by prudent operators for facilities similar to the Facilities. Monthly reports shall include:

i.	intakes and outturns of the Facilities;

ii.	production, including intermediates, On-Spec Infineum Product and Off-Spec Infineum Product;

iii.	Charges;

iv.	maintenance, including turnarounds;

v.	scheduled and unscheduled shutdowns and other events reducing available time, space or other extent of available use of the Facilities by at least one full day or equivalent; and

vi.	Materials and On-Spec Infineum Product and Off-Spec Infineum Product inventory reporting;

r.	propose such Capital Improvements to the Facilities as it may consider necessary or useful; provide, or procure the provision of, project assistance for Capital Improvements to the Facilities, including development of project scope, plans, cost estimates, performance targets and other relevant information for Capital Improvements which Infineum is evaluating or in which it is participating. Capital Improvements in which Infineum participates will be treated no different than any other capital improvement at the Site (i.e. as if the costs and the benefits of such Capital Improvement would have been solely for the account of Shell), including with respect to timing of the Capital Improvement and dedication of limited resources;

s.	provide, or procure and manage, engineering, technical services, construction and installation work to the Facilities, including for all Capital Improvements;

t.	provide, or procure and manage, any environmental investigation, monitoring, clean-up, remediation and restoration reasonably necessary in connection with the operation of the Facilities for Infineum and any decontamination, demolition, removal and other activities reasonably necessary in connection with the decommissioning of Facilities;

u.	prepare and maintain periodic reviews and updates of facility procedures manuals and other documentation and of appropriate rules, regulations, procedures and manuals for the protection of HSE;

v.	deliver to Infineum copies of all material contracts entered into by Operator in connection with the Facilities (excluding contracts with respect to the manufacture or sale of Shell Product);

w.	take such reasonable actions as to cause the warranties and guaranties from vendors, suppliers and contractors required by applicable contract or design specifications to be delivered and maintained;

x.	take such actions as are required to maintain such quality certifications with respect to the Facilities as the Owners may agree. In connection therewith, Operator shall use reasonable efforts to satisfy and maintain quality certifications for the Facilities and the operation thereof and Infineum Products produced therefrom as may be required by customers of Infineum. Any incremental costs incurred by Operator in, satisfying quality certifications for the Facilities and their operation and Products for either Owner that are higher or different than those required by the other Owner shall be for the sole account of the requiring Owner; and

y.	upon such notice to the Owners as is reasonable under the circumstances, take all such actions as Operator reasonably determines are prudent and necessary in response to any emergency that may jeopardize property or HSE according to the HSE standards maintained for the Site as a whole, and make such expenditures that are reasonably required in taking such actions, including Capital Expenditures. Such expenditures, including Capital Expenditures, shall be deemed to be approved by the Owners.

3.1.6	Without the prior written consent of Infineum in each instance, Operator shall not:

a.	encumber or dispose of, or contract for the encumbrance or disposition of, any Facilities except worn out or obsolete equipment and other Facilities that are to be encumbered or disposed of pursuant to the Annual Plan & Budget or in connection with a Capital Improvement approved in accordance with Article 2.4.2 or Article 3.1.5(y);

b.	contract in the name of Infineum;

c.	except as expressly permitted in this Agreement, commit to any expenditure that would result in a Charge that exceeds the Annual Plan & Budget for the line item in question by more than five percent (5%) of the total Annual Plan & Budget for the line item or more than twenty-five thousand USD (USD 25,000.00), whichever is greater;

d.	violate any permit or take any other action, or fail to take any action, that would subject Infineum to criminal or civil fines, penalties or other sanctions;

e.	create or permit any Lien on all or any portion of the, except for (i) mechanics’ or materialmen’s Liens or similar Liens arising in the ordinary course of business,

(ii) Liens for taxes and (iii) purchase money security Liens arising in the ordinary course of business, but in each case only to the extent that the payment secured by the Lien shall not at the time be delinquent.

3.1.7	Without the prior written consent of Operator in each instance, Infineum shall not:

a.	contract in the name of Operator;

b.	violate any permit, or take any other action, or fail to take any action, that would subject the Operator to criminal or civil fines, penalties or other sanctions;

c.	perform any work or take any other actions at the Site which are Operator’s responsibility as Operator under this Agreement.

3.1.8	The Parties recognize that, now or at any time in the future, there may be legal restrictions affecting Operator’s ability to operate the Facilities for Infineum under the terms of this Agreement for the Charges herein contemplated, in which case (i) Operator shall not be required to violate applicable law or submit to regulation that is excessively burdensome or has material unintended consequences for Operator and (ii) Operator and Infineum shall consult and seek a mutually agreeable solution in the event of such legal impediment so as to preserve, to the extent possible, the benefits of this Agreement to Infineum without material negative impact to Operator as a result of such legal impediment. Any such legal restrictions existing on the Commencement Date, as well as the agreed solutions for each such existing legal restriction, are described in Schedule 8.

3.2	PRINCIPLES OF OPERATORSHIP

The operatorship of the Facilities shall be governed by the following fundamental principles (“Principles of Operatorship”):

a.	at all times during the term of this Agreement, Operator and Infineum shall enjoy all rights which allow independent and viable management and operation of their respective businesses;

b.	subject to the restrictions and limitations of this Agreement, the Charges other than the Risk Premium will be calculated on the basis of full recovery of Operator’s actual costs that are permitted to be charged in accordance with this Agreement, and Operator shall not charge costs which are not directly related to operation of the Facilities for Infineum or which are not Overheads or which are not permitted to be charged under this Agreement. In determining the Charges (other than the Risk Premium), the Parties shall take into consideration the Fixed Costs and the Variable Costs;

c.	whenever Infineum demonstrates that services, utilities, Materials and/or facilities or its equivalent is available from one or more Third Party suppliers on more competitive terms and conditions, Operator and Infineum shall discuss and agree upon measures to improve efficiency. Such discussions shall take place annually in connection with the finalization of the Annual Plan & Budget, unless the Parties agree otherwise;

d.	Operator shall use its reasonable efforts, and shall apply available cost reducing tools, to continuously reduce the costs it controls, recognizing there is an experience curve, such efforts to meet or exceed the cost reduction efforts Operator exercises with respect to its other operations. The Parties shall discuss and address appropriate cost reduction opportunities and actions upon the reasonable request of a Party, and at least annually, in connection with the finalization of the Annual Plan & Budget, unless the Parties agree otherwise;

e.	the terms and conditions of employment of Operator’s personnel and all aspects of their management shall be the prerogative of Operator.

3.3	ASSIGNED CONTRACTS

No pre-existing contracts regarding the supply of services, utilities, materials and/or facilities by an Affiliate of Operator to Infineum’s predecessor in interest have been assigned to and assumed by Operator on behalf of the Owners except for those listed in Schedule 9. The contracts listed in Schedule 9 shall continue in full force and effect pursuant to the terms thereof until the next expiration or renewal date as set forth therein, or the second anniversary of the Commencement Date, whichever is the earlier, or such other date as Infineum and the other party to such contract may agree, at which time the services, utilities, materials and/or facilities supplied thereunder shall be incorporated into the provisions of this Agreement, unless agreed otherwise. Infineum shall not pay or receive any early termination penalties or payments arising out of (i) any contract not assigned to and assumed by it, or (ii) any contract listed on Schedule 9 which is terminated in accordance with its terms, at the second anniversary of the Commencement Date, or at such other date as Infineum and the other party to such contract may have agreed.

3.4	CHARGES

3.4.1	In consideration of the operation of the Facilities for Infineum as provided herein, Infineum shall pay Operator the Charges, except as provided in Article 2.9.2. For the avoidance of doubt, the Charges shall exclude any payments in relation to any known or contingent Claim or Loss (i) relating to or arising out of any event occurring prior to the Commencement Date or (ii) in no relation to the operation of the Facilities for Infineum after the Commencement Date. Certain costs and expenses, if any, that the Parties have agreed are specifically included in or excluded from the Charges are specified in Schedule 10.

3.4.2

The Charges will be ascertained and charged in accordance with the Principles of Operatorship and this Agreement, pursuant to Operator’s cost accounting practices which Operator represents are sufficient for the purposes of this Agreement, and which Operator represents are used for its Financial Reporting Accounts. A summary of Operator’s current accounting practices for its Financial Reporting Accounts is attached hereto in Schedule 11. Operator may modify its cost accounting practices for its Financial Reporting Accounts from time to time in the normal course of business in conformity with generally accepted accounting principles, provided that (i) the Charges to Infineum shall be in accordance with the Principles of Operatorship and this Agreement, (ii) such modifications are non-discriminatory and (iii) Infineum is given reasonable prior written notice and explanation of such modification, including a best estimate of the resulting changes to the Charges.

3.4.3	Fixed Costs will be allocated between the Owners in accordance with Article 2.3 and this Article 3.4. Cost of Capital Improvements will be allocated between the Owners in accordance with Article 2.4 and this Article 3.4. Except as otherwise provided in this Agreement or in the Schedules, Variable Costs will be allocated between the Owners on the basis of each Owner’s actual consumption of the service, utility, material or facility as to which the Variable Costs in question pertain.

3.4.4	It is the intention of the Parties that for each Owner, the inventory volumes specified in Schedule 1 for normal inventory requirements reflect the quantities of Materials needed as of the Commencement Date for the normal operation of the Facilities for such Owner, broken down by individual Material and specifying Infineum Materials, Shared Materials and Shell Materials. If Schedule 1 does not properly reflect the normal inventory requirements of Infineum. Schedule 1 shall be adjusted accordingly, and the difference shall be settled between Operator and Infineum at then current replacement costs. The Parties shall review such normal inventory requirements annually in connection with the finalization of the Annual Plan & Budget, or at such other time either Party may request. If either Owner’s normal inventory requirements should increase or decrease, Schedule 1 shall be adjusted accordingly and the difference in the volumes specified in Schedule 1 for normal inventory requirements for such Owner shall be settled between Operator and such Owner at then current replacement costs.

3.4.5	Except if and to the extent any Loss with respect to Shared Materials results from either Party’s or its Affiliate’s Wilful Misconduct, in which case such Party shall be liable for such Loss pursuant to Article 4.4.1, the following shall apply. From the time any Shared Materials are for the risk of Operator until the time such Shared Materials are used in the production of either Owner’s Product or are otherwise used exclusively for one Owner, the Owners shall reimburse Operator for any Loss with respect to such Shared Materials at then current replacement costs in proportion to their relative normal inventory requirements for Shared Materials as described in Schedule 1 (as adjusted from time to time). From the time any Shared Materials are used in the production of either Owner’s Product or are otherwise used exclusively for one Owner, such Owner shall reimburse Operator for any Loss with respect to such Shared Materials at then current replacement costs.

3.4.6	Infineum shall pay its pro rata share of Operator’s costs of providing or maintaining certain backup capacity, excess inventory of Materials and/or other means of assuring services, utilities, Materials and/or facilities (“Backup Capability”) in the event of a curtailment, based on Infineum’s nominations for such Backup Capability compared to the nominations of all users for such Backup Capability. Such payment shall entitle Infineum to its pro rata share of such Backup Capability, based on such relative nominations.

3.4.7	Except as agreed otherwise, Charges for Operator’s personnel involved in the operation of the Facilities will include salary, benefits, bonuses, payroll and worker’s compensation taxes and other payroll-related costs, including charges for payroll related off-site services listed in Schedule 10.

3.4.8	Charges for Materials used for or at the direction of either Owner shall be charged to such Owner at the time of usage at the then current costs, calculated on the basis of the accounting standard in place at the date of this Agreement, unless the Owners agree otherwise. Payment terms for such Materials shall be generally comparable to those applicable to Operator for such Materials.

3.4.9	Except as agreed otherwise, Charges for services, utilities, Materials and/or facilities which are normally not based on cost (e.g. by-products of Operator’s operations) or for which other users at the Site would normally receive a credit (e.g. fuel produced as a waste), shall be charged or credited according to the then current practices at the Site, whereby Infineum will be treated on equal footing with any other user of such services, utilities, Materials and/or facilities at the Site.

3.4.10	Except as agreed otherwise, Charges for items not easily metered or otherwise measurable (e.g. potable water, fire prevention, security and mail) shall be allocated based on agreed objective pre-set indices or other criteria in accordance with Operator’s accounting practices and in accordance with the Principles of Operatorship and this Agreement.

3.4.11	Except as agreed otherwise, Charges that are actuarially determined will be charged to Infineum on the same basis as to other users at the Site.

3.4.12	Where, for particular services, utilities and/or facilities, Operator’s costs consist, in part or in whole, of services, utilities or facilities which Operator obtains from an Affiliate of Operator, Operator shall calculate the relevant Charges on the basis of Operator’s actual costs therefore, which Charges shall be no higher than the charges to other Affiliates of Operator (for all purposes of this Article 3.4.12, “Affiliate” shall include divisions of Operator that are not separate entities) or to business units of Operator for similar services, utilities and/or facilities provided in similar quantities and under similar terms and conditions. However, at the end of the first and each successive accounting year, Infineum shall have the opportunity to demonstrate that the price paid by Operator to its Affiliate is higher than the charges that are charged to other Affiliates of Operator or to other business units of Operator or higher than the Market Rate, if readily ascertainable, in which case the Charges for the next year will be calculated on the basis of Operator’s actual costs, the charges to other Affiliates of Operator or to other business units of Operator, or the readily ascertainable Market Rate, whichever is lower. Infineum agrees that for as long as other users of isoprene at the Site are charged on the same basis, isoprene Charges on the basis of the formula described in Schedule 10 shall be deemed to not exceed the Market Rate.

3.4.13	If under applicable tax or other laws, Operator must charge a mark-up or profit factor with respect to any Charge, or, alternatively, if a profit factor is imputed under applicable tax or other laws, Operator shall charge the minimum permitted mark-up or profit factor, or, if lawful under applicable law, Infineum shall have the option to instead compensate Operator on a net after tax basis for any tax or other charge imposed on Operator under applicable law based on the imputed mark-up or profit factor.

3.4.14

Infineum shall be responsible for any existing or future sales tax, use tax, value added tax, environmental tax or other governmental charge or tax (other than taxes measured by income) levied or imposed on Operator with respect to services, utilities, Materials of facilities consumed by Infineum. Infineum shall provide Operator with properly completed exemption certificates for any tax or charge from which Infineum is claiming exemption.

3.5	PAYMENT TERMS

3.5.1	Except as provided in Article 3.4.8 with respect to Materials and except as agreed otherwise, Operator shall invoice Infineum each month for the Charges for the upcoming month as budgeted for such month in the Annual Plan & Budget, on or before the first day of each month. After the actual amounts for such services, utilities, Materials and/or facilities items have become available, overcharges or undercharges shall be credited or debited in the first billing cycle of the next appropriate accounting period. The final reconciliation for a certain year will be made within the first sixty (60) days of the succeeding year or such other period as may be agreed, to reflect Operator’s actual costs incurred in the preceding year. The invoices shall be broken down in sufficient detail to indicate the Charges for particular services, utilities, Materials and/or facilities supplied during the period in question. The Charges for each item of such services, utilities, Materials and/or facilities shall in turn be broken down in such detail as Infineum may reasonably request and as Operator can reasonably provide.

3.5.2	Absent manifest error, Infineum shall pay the invoice on or before the later of thirty (30) days of receipt of the invoice or the last day of the month as to which such invoice pertains. The Parties intend that the payment provisions should be generally working capital neutral to Operator, and the Parties shall make appropriate adjustments to these payment provisions if necessary to achieve this result. From the due date, interest will accrue at the Default Rate.

3.5.3	If Infineum without proper justification fails to pay any Charge as and when due, and (i) such failure continues for an initial period of at least thirty (30) days after written notice from Operator and (ii) further continues for an additional period of at least ten (10) days following a second written notice from Operator which second notice may be given at any time following the expiration of the first thirty (30) day period, then Operator shall be entitled to take and keep possession of all or part of any Infineum Product at the Site until Operator has received full payment of the principal amount and any accrued interest thereon.

3.5.4	Infineum may raise any objections it may have at any time before, at the time of or after payment is made, provided such objections are raised before expiration of the period specified in Article 3.7.2. Payment of any invoice shall not constitute approval thereof. The Parties shall meet to resolve any dispute as expeditiously as possible.

3.5.5	In the event an overcharge or undercharge is discovered after the relevant amount was invoiced but before expiration of the period specified in Article 3.7.2, an adjustment shall be made in the next invoice for the amount of the overcharge or undercharge, plus interest at the Interest Rate from the due date of the invoice containing the overcharge or undercharge until the date the adjustment is made.

3.5.6	Unless otherwise agreed by Infineum and Operator, Infineum shall pay the Charges in USD.

3.5.7	Operator shall maintain a system of adequate internal controls to cause the billings and reports rendered by it or on its behalf to Infineum under this Agreement to properly reflect the facts about the activities and transactions covered thereby. Operator shall promptly notify Infineum upon discovery of any error contained in any billing or report.

3.6	ANNUAL FORECAST AND ANNUAL PLAN & BUDGET

3.6.1	Except as agreed otherwise between the Parties, for the purpose of preparing the Annual Forecast, on or before May 1 in each calendar year, Infineum shall advise Operator as to its best estimates of quarterly volume requirements of Infineum Product and of test runs and/or product development for the succeeding calendar year and as to its best estimates for each of the four (4) calendar years thereafter. Also, Infineum shall provide such other information as Operator may reasonably request for the purpose of preparing the Annual Forecast.

3.6.2	Not later than September 1 of each calendar year or such other date as the Parties may agree, a team consisting of representatives of both Infineum and Operator (the “Scheduling Team”) shall prepare and submit to both Owners the following information with respect to the succeeding calendar year:

a.	expected Capacity Rights and Capacity Usage of both Owners;

b.	expected Infineum Product production campaigns for each Unit, including expected volume, Off-Spec Infineum Product levels and Variable Costs, taking into account historical performance and predicted improvements to future performance using typical manufacturing performance assessment techniques such as benchmarking;

c.	expected Infineum Product test runs and/or product development for each Unit;

d.	expected Infineum Product warehousing requirements;

e.	scheduled shutdowns of all or part of the Facilities;

f.	Capital Improvements to the Facilities proposed or requested and, if required, approved in accordance with Article 2.4.2;

g.	a Capital Expenditures, operating costs and manpower forecast with respect to the Facilities which shall specify costs of those Capital Improvements to the Facilities for which approval (i) was previously given, (ii) is not required and (iii) is requested, together with an estimate of the Charges, analyzed by quarter, which shall be broken down into Variable Costs and Fixed Costs, including Overheads, broken down by subcategory in such detail as Infineum may reasonably request and Operator can reasonably provide, taking into account the effects of anticipated Capital Improvements and Operator’s cost reduction efforts;

h.	any changes to Schedule 10, both as to the listed off-site services and as to associated costs;

i.	to the extent that it is already available to Operator in the normal course of its business, a Capital Expenditure forecast with respect to the operation of the Facilities of relevant major items for each of the four (4) calendar years following the year to which the Annual Forecast pertains.

3.6.3	The information provided pursuant to Article 3.6.2 under (a) to (h) inclusive shall be referred to as the “Annual Forecast”. The purpose of the Annual Forecast shall be (i) to allow both Owners to fully use their respective Capacity Rights, (ii) to enhance the efficiency of the Shared Facilities, and (iii) to have both Owners benefit from such efficiency and synergy improvements, without favoring one Owner over the other Owner. The Annual Forecast shall (i) enable Operator to adequately protect HSE, and (ii) enable Operator to fully recover its actual costs in accordance with this Agreement.

3.6.4	Both Owners will review the Annual Forecast. Each Owner shall raise any objections it may have no later than thirty (30) days after submission of the Annual Forecast, or such other time as the Parties may agree. If an Owner fails to timely raise objections, the Scheduling Team may notify such Owner in writing of such failure to respond and if such Owner fails to raise objections within ten (10) days of such notice, then such Owner shall be deemed to have approved the Annual Forecast. The Parties shall try in good faith to resolve their differences no later than sixty (60) days after submission of the Annual Forecast, or at such other time as the Parties may agree. If and to the extent no agreement has been reached by January 1, the Annual Plan & Budget of the prior year shall provisionally control with respect to costs controllable by Operator (other than payroll costs), and the disputed Annual Forecast in all other respects, with such changes thereto as are agreed between the Parties. If such provisional arrangement is later determined to not conform to this Article 3.6 or other provisions of this Agreement to the disadvantage of either Owner, then Operator shall (i) make such adjustments to the planning schedule as may be necessary and (ii) make appropriate adjustments for overcharges and undercharges in accordance with Article 3.5.5, in each case so as to place both Owners as soon as possible in the position that they would have been in had the provisional arrangement been in conformity with this Agreement.

3.6.5	Upon both Owners’ approval, the Annual Forecast becomes the Annual Plan & Budget, which shall be binding on all Parties.

3.6.6	The Annual Plan & Budget(s) for the calendar year 1999 is set forth in Schedule 6.

3.6.7	Operator shall endeavor to accommodate any requests by either Owner to deviate from the Annual Plan & Budget, for example to meet any rush orders, provided the other Owner is not adversely impacted.

3.6.8	Not later than sixty (60) days prior to each quarter, both Owners shall provide to the Scheduling Team the quantities, types and timing of the liftings of Product, and any customer sourcing requirements, for the next four (4) quarters, whereby the nominations for the first two (2) quarters will be binding and the nominations for the second two (2) quarters will be best estimates. The nominations shall be in line with the applicable Annual Plan & Budget, subject to deviations therefrom permitted under this Agreement, or, in case such Annual Plan & Budget has not yet been approved, the Annual Forecast for the succeeding year or, in case such Annual Forecast has not yet been submitted, the estimates submitted by the Owners to the Scheduling Team for the purpose of preparing the Annual Forecast for the succeeding year.

3.7	BOOKS AND RECORDS, VERIFICATION

3.7.1	Unless the Parties agree otherwise, the Parties shall keep accurate books and records of their activities relevant to this Agreement for at least five (5) years after the calendar year in question or such longer period as may be required by law.

3.7.2	To verify the correctness of the invoices and payments hereunder for the current calendar year and for any of the three (3) preceding years, upon reasonable notice and at reasonable times and intervals but no more often than once in a calendar year, Infineum may require that, at Infineum’s cost, Infineum’s internal auditors and/or independent auditors (provided such auditors are not employees or agents of any member of the Exxon Corporation or its Affiliates) perform an audit for such purposes. Operator shall provide the auditors with the necessary data and explanations reasonably necessary for the calculation of the Charges and the basis therefor. The auditors’ report shall be provided to Infineum and Operator and shall state the results of the aforementioned verifications and, if errors are found, the nature, amount and consequences of such error(s), together with such additional information as is reasonably necessary to explain the genesis of said errors and to enable the Parties to avoid recurrence thereof. In the event of an overcharge or undercharge, Operator shall make an immediate adjustment in accordance with Article 3.5.5. Infineum’s internal and/or independent auditors involved in any such audit shall be bound by the provisions of Article 4.3 of this Agreement

3.8	METERING OF SUPPLY AND CONSUMPTION

Whenever appropriate, the quantities of services, utilities, Materials and/or facilities supplied and consumed hereunder shall be recorded on adequate meters, other instruments or other appropriate devices (“Metering Devices”) as may exist as of the Commencement Date or as agreed upon between Operator and Infineum as soon as practical after the Commencement Date. The Parties shall equally share the costs of acquisition and installation and improvement of any new or replacement Metering Devices. Operator’s actual costs incurred pursuant to the preceding sentence shall be excluded from Direct Site Costs. In the event the Parties disagree, each Party is entitled to cause the installation of Metering Devices of its choice, provided that the costs of acquisition, installation, inspection, calibration, maintenance and repair of said Metering Devices shall be solely for the account of and paid by the Party causing the installation. Unless agreed otherwise, the reliability of the installed instruments and the measurements performed thereby shall be checked and the Metering Devices shall be recalibrated in the presence of qualified representatives of the Parties according to a pre-set program and whenever an abnormal situation arises, in accordance with good industry practice. Except to the extent such costs are allocated to one of the Parties pursuant to the fourth sentence of this Article 3.8, the actual costs incurred by Operator in inspecting, calibrating, maintaining and repairing the Metering Devices for metering services, utilities, Materials and/or facilities to both Infineum and other users shall be shared between Infineum and the other users by including such costs in Direct Site Costs. Formulae shall be established for compensating for differences in readings between supply and consumption meters.

3.9	INSUFFICIENT SUPPLY

3.9.1	Operator shall exert its reasonable efforts to ensure that adequate services, utilities, Materials and/or facilities are provided to the Facilities. However, if Operator is unable to satisfy the total demand at the Site for such services, utilities, Materials and/or facilities, then the curtailment procedures shall apply, unless agreed otherwise. A copy of the curtailment procedures are attached hereto as Schedule 12. Save for emergency situations, no material changes will be made to such curtailment procedures without Infineum’s prior consent. In case Operator claims Force Majeure, compliance by the Operator with the curtailment procedures shall fulfill Operator’s obligation under Article 4.6 with respect to not causing a substantial disproportionate adverse economic effect on one Owner as compared to the other Owner or on the Facilities as compared to the other manufacturing facilities at the Site (or vice versa).

3.9.2	In the event of such curtailment, services, utilities, Materials and/or facilities obtainable through Backup Capability shall be allocated to those users (including the Facilities, if applicable) who share in the costs of same in accordance with their respective share of the costs of such Backup Capability.

3.10 BUSINESS	ETHICS; ALCOHOL AND DRUGS POLICY

3.10.1	Operator, in performing its obligations hereunder, shall establish and maintain in effect appropriate business standards, procedures and controls to avoid any real or apparent impropriety that might adversely affect Infineum or any of its Affiliates, including:

a.	ensuring that the payments by Infineum to Operator are received by Operator solely for its own account and for the accounts of its Contractors, suppliers and consultants engaged by it in connection with its obligations under this Agreement:

b.	ensuring that Operator does not offer, give or pay on behalf of Infineum any part of any payments received under this Agreement to any government official, political party or official or any candidate for political office.

3.10.2	Both Infineum and Operator shall exercise reasonable care and diligence to prevent any actions or conditions that could result in a conflict of interest between them. This obligation shall apply to the activities of the Parties in their relations with the employees of the other Party and the families of such employees, and with Contractors, suppliers and Third Parties providing labor, goods or services in connection with this Agreement and/or the operation of the Facilities for Infineum. Each of Infineum and Operator shall establish reasonable precautions to prevent making, receiving, providing or offering substantial gifts, extravagant entertainment, payments, loans or other considerations for the purpose of influencing individuals to act contrary to the other Party’s best interest.

3.10.3	Operator, in performing its obligations hereunder, shall establish and maintain in effect an appropriate alcohol and drug policy. Such policy as applied, administered and enforced hereunder shall be no less strict than that applicable to other comparable operations of Operator and its Affiliates, and shall conform with good industry practice and with applicable laws. Such policy shall include, but not be limited to, the following principles (subject to limitations under applicable law):

a.	the policy shall be intended to assure that Operator’s employees, agents. Contractors, suppliers and consultants do not perform work under this Agreement while impaired by alcohol or any controlled substance;

b.	the policy shall be intended to assure a drug-free work place while performing work under this Agreement;

c.	the policy shall not allow (i) the use, possession, distribution or sale of alcoholic beverages without the prior approval of Operator’s senior management, (ii) Operator’s employees, agents, Contractors, suppliers or consultants being impaired or under the influence of alcohol, (iii) the use, possession, distribution or sale of illicit or unprescribed controlled drugs or drug paraphernalia, or (iv) the misuse of legitimate prescription drugs, in each case while at the Facilities or while performing work under this Agreement;

d.	the policy shall provide for appropriate testing for and sanctions for infringement of the policy;

e.	the policy shall have special drug and alcohol provisions for positions that are safety-sensitive, and Operator shall staff safety-sensitive positions in accordance with these special provisions.

3.11	INFORMATION, AUDIT RIGHT, CORRECTIVE ACTION PLAN

3.11.1	Unless agreed otherwise between the Parties, Operator shall provide the Scheduling Team and both Owners with a quarterly report on variations from the Annual Plan & Budget no later than thirty (30) days from the end of the relevant quarter.

3.11.2	In addition to the information provided pursuant to Article 3.11.1, Operator shall provide Infineum at the end of the month after the month of a particular production campaign, unless the Parties otherwise agree, with such information as Infineum may reasonably require and as Operator can reasonably provide with respect to such production campaign to assess Operator’s performance against the Annual Plan & Budget.

3.11.3	To assess and monitor Operator’s performance, once every three calendar years or upon reasonable cause concerning Operator’s performance, and upon reasonable notice and at reasonable times and intervals, Infineum may require that, at Infineum’s cost, Infineum’s internal audit personnel and/or independent auditors (provided such auditors are not employees or agents of any member of the Exxon Corporation or its Affiliates) perform an audit for such purposes. Operator shall provide the auditors with the necessary data and explanations reasonably necessary for the audit. The auditors’ report shall be provided to Infineum and Operator and shall state the results of the aforementioned audit, recommendations to improve Operator’s performance, and such additional information as the auditors deem appropriate. Infineum’s internal audit personnel and/or independent auditors involved in such audit shall be bound by the provisions of Article 4.3 of this Agreement.

3.11.4

If in Infineum’s reasonable opinion Operator’s explanations in response to the audit described in Article 3.11.3 are unsatisfactory, Infineum shall have the right to require Operator (i) to undertake an appropriate investigation and (ii), if such investigation shows an unsatisfactory performance by Operator, to prepare a corrective action plan with respect to such unsatisfactory performance, reasonably satisfactory to both Owners (“Corrective Action Plan”). Infineum shall have meaningful participation in the investigation mentioned above and the development of the Corrective Action Plan of Operator and shall have the right to approve the Corrective Action Plan.

3.11.5	Operator shall implement the Corrective Action Plan. Such Corrective Action Plan shall be treated no different than any other new projects or initiatives at the Site (i.e. as if the costs and the benefits of such Corrective Action Plan would have been solely for the account of Shell), including with respect to timing of implementation of the Corrective Action Plan and dedication of limited resources. The costs of preparation and implementation of the Corrective Action Plan shall be shared between the Owners as if they were Fixed Costs of the Shared Facility in question, except that Operator shall pay for any costs arising out of Operator’s negligence and Infineum shall pay for incremental costs incurred by Operator in satisfying requirements of Infineum that are higher or different than those required by Shell and that do not arise out of Operator’s negligence.

3.11.6	To monitor the implementation of the Corrective Action Plan and to assess its effectiveness, upon reasonable notice and at reasonable times and intervals, Infineum may require that, at Infineum’s cost, Infineum’s internal - audit personnel and/or independent auditors (provided such auditors are not employees or agents of any member of the Exxon Corporation or its Affiliates) perform an audit for such purposes. Operator shall provide the auditors with the necessary data and explanations reasonably necessary for the monitoring or assessment. The auditors’ report shall be provided to Infineum and Operator and shall state the results of the aforementioned audit, recommendations to improve the effectiveness of the Corrective Action Plan, recommendations as to any supplemental or alternative Corrective Action Plan, variations from the Corrective Action Plan, together with the nature, amount and consequences of such variations, and such additional information as the auditors deem appropriate. Infineum’s internal audit personnel and/or independent auditors involved in such audit shall be bound by the provisions of Article 4.3 of this Agreement.

3.11.7	If the Parties fail to agree on a Corrective Action Plan, or if in Infineum’s reasonable opinion Operator fails to implement the Corrective Action Plan, or if in Infineum’s reasonable opinion the Corrective Action Plan fails to satisfactorily resolve the problem, and Infineum has given Operator written notice of such failure and within a reasonable time thereafter under the circumstances such failure has not been corrected or Operator has not developed and implemented a new Corrective Action Plan reasonably satisfactory to Infineum, then the matter may be submitted by either Party in writing to the executive officers of Operator and Infineum who are in charge of manufacturing in the United States of America. Such officers, acting directly or through senior officers appointed by them, shall mediate the dispute with the goal of attaining a solution satisfactory to both Parties. If the Parties do not attain a satisfactory solution after such mediation, either Party may require that such dispute be submitted to binding arbitration in accordance with Article 4.9.2 through 4.9.9 of this Agreement.

3.11.8	At Infineum’s reasonable request, the Operator will co-operate with Infineum in the conduct of Infineum’s audits of delivery, logistics and storing of Infineum Materials.

3.12	PERFORMANCE-BASED COMPENSATION PROGRAMS

3.12.1	Any performance-based compensation programs or discretionary bonuses for Operator personnel involved in the operation of the Facilities shall equitably value performance for both Infineum’s Infineum Product business and Shell’s Shell Products business conducted at the Facilities.

3.12.2	To verify Operator’s compliance with Article 3.12.1 for the current year and for any of the three (3) preceding years upon reasonable notice and at reasonable times and intervals but no more often than once in a calendar year, Infineum may require that, at Infineum’s cost, Infineum’s internal audit personnel and/or independent auditors (provided such auditors are not employees or agents of any member of the Exxon Corporation or its Affiliates) perform an audit for such purposes. Operator shall provide the auditors with the necessary data and explanations reasonably necessary for the purposes of the audit and the basis therefor. The auditors’ report shall be provided to Infineum and Operator and shall state the results of the aforementioned verification and, if deviations are found, the nature and consequences of such deviations, together with such additional information as is reasonably necessary to explain the genesis of said deviations and to enable the Parties to avoid reoccurrence thereof. Infineum’s internal audit personnel and/or independent auditors involved in such audit shall be bound by the provisions of Article 4.3 of this Agreement.

3.13	NON-CONFORMING PERFORMANCE; WILFUL MISCONDUCT

3.13.1	If Operator repeatedly conducts its operation of the Facilities for Infineum in a manner that is non-conforming to this Agreement, and Infineum has given Operator written notice of such non-conforming performance and within a reasonable time thereafter under the circumstances such non-conforming performance has not been corrected or Operator has not developed and implemented a plan of corrective action reasonably satisfactory to Infineum to prevent the reoccurrence of such non-conforming performance, then the matter may be submitted by either Party to the executive officers of Operator and Infineum who are in charge of manufacturing in the United States of America. Such officers, acting directly or through senior officers appointed by them, shall mediate the dispute with the goal of attaining a solution satisfactory to both Parties. If the Parties do not attain a satisfactory solution after such mediation, either Party may require that such dispute be submitted to binding arbitration in accordance with Article 4.9.2 through 4.9.9 of this Agreement.

3.13.2	Operator shall be responsible for compensating Infineum for any lost volume, additional cost or other direct loss, damage or liability incurred by Infineum to the extent arising out of Operator’s Wilful Misconduct, but not for any consequential damages, including lost profits, and punitive and exemplary damages. Without limitation, a deliberate violation of this Agreement by Managerial Personnel of Operator with the intention to favor Shell’s Shell Products business over Infineum’s Infineum Product business to the detriment of Infineum shall be considered Wilful Misconduct for purposes hereof. If necessary to make up any loss of volume of a particular Infineum Product arising out of Operator’s Wilful Misconduct, Operator shall make alterations to the production cycle to prioritize such volume make up unless and to the extent that Infineum reasonably determines that it has adequate inventory for the Infineum Product in question.

3.14	INFINEUM ON-SITE REPRESENTATIVE

Infineum shall be permitted to have one or more, as may be reasonably required, on-Site representatives (whether one or more, the “Infineum On-Site Representative”) to monitor, review and audit operations and records of the Site and Facilities and act as a representative of Infineum. Infineum shall designate the Infineum On-Site Representative to Operator from time to time. The Infineum On-Site Representative may but shall not be required to be Infineum’s Scheduling Team member. Operator will provide the Infineum On-Site Representative with an office and required support. The Infineum On-Site Representative shall be given access to the Site and the Facilities, to production campaigns of Infineum Product, to books and records (as the same pertain to the business of Infineum), and Operator personnel (for obtaining information), and be provided with sufficient understanding of the process technology practiced at the Facilities and other pertinent information, sufficient for the Infineum On-Site Representative to effectively carry out his responsibilities with respect to the business of Infineum. The Infineum On-Site Representative shall refrain from interfering with operations at the Site (including the operation of the Facilities). Infineum shall cause the Infineum On-Site Representative to sign such confidentiality agreements as Operator may reasonably request.

ARTICLE 4: GENERAL PROVISIONS

4.1	NATURE OF RELATIONSHIP

4.1.1	The relationship between the Parties to this Agreement shall be limited to one of contract. Neither the co-ownership of the Shared Facilities nor the contractual relationship between the Parties nor any provision of any agreement relating to the Shared Facilities or other Facilities shall be construed to create a partnership or joint venture between two or more Parties, or make any Party in any way responsible for the debts, obligations, or other liabilities of an other Party except as specifically provided in this Agreement (or any amendments thereof). The Parties elect not to have this Agreement be treated as a partnership pursuant to Subchapter K of the Internal Revenue Code.

4.1.2	This Agreement (and any amendments thereof) shall not in any manner (i) limit any Party in carrying on their respective separate businesses or activities, (ii) impose upon any Party any fiduciary duty vis-à-vis one or more of the others by reason of its carrying on its separate business or activity, or (iii) impose upon any Party any obligation or liability except as expressly provided in this Agreement (or any amendments thereof).

4.2	INTELLECTUAL PROPERTY RIGHTS

Neither this Agreement nor the performance by any of the Parties of its duties hereunder shall operate to convey, license or otherwise transfer from one Party to another any patent, know-how, trade secrets or other intellectual property rights except as expressly provided otherwise. Any intellectual property rights arising out of or in connection with Operator’s performance of this Agreement shall be the exclusive property of Operator, except to the extent Infineum has any such property rights pursuant to any other agreement.

4.3	CONFIDENTIALITY

4.3.1	Beginning on the Commencement Date and continuing for a period of three (3) years after termination of this Agreement, in respect of all disclosures by or on behalf of one Party (a “Disclosing Party”) to the other Party (a “Receiving Party”) or an Affiliate of the Receiving Party in connection with this Agreement, each Receiving Party shall, and shall cause such Affiliate and the respective directors, officers, employees, agents, representatives, consultants and Contractors of the Receiving Party and/or such Affiliate to hold in confidence, and refrain from using other than in accordance with the performance of the obligations of and the exercise of the rights of the Receiving Party under this Agreement, the Confidential Information of the Disclosing Party and its Affiliates disclosed hereunder by such Party, directly or indirectly. The provisions of this Article 4.3.1 shall not be deemed violated by a disclosure of Confidential Information between a Receiving Party and an Affiliate of the Receiving Party or to the respective employees, agents, consultants, suppliers and Contractors of such Party and such Affiliate, on a need-to-know basis provided the persons and entities to which such disclosure is made are subject to obligations of confidentiality and restrictions on use at least as strict as those imposed on the Parties and their Affiliates by this Article 4.3. Nothing contained in this Article 4.3 requires a Party to disclose Confidential Information to the other Party except to the extent necessary for the Parties to satisfy their respective obligations under this Agreement.

4.3.2	The Disclosing Party shall use, and shall cause its Affiliates to use, reasonable efforts to identify written Confidential Information of the Disclosing Party as “Confidential” or “Proprietary” at the time it is disclosed. Notwithstanding the foregoing, both Parties understand that from time to time some Confidential Information may be disclosed without being marked as “Confidential” or “Proprietary” information of the Disclosing Party. Furthermore, it is specifically recognized that some Confidential Information will be disclosed to a Receiving Party or its Affiliates either by visual observation or by oral disclosure. The obligations of confidentiality and restrictions on use provided in this Article 4.3 shall apply to Confidential Information disclosed orally or made available for visual observation. Further, the Parties agree that the failure to designate Confidential Information as “Confidential” or “Proprietary” shall not mean that such Confidential Information is to be considered non-confidential.

4.3.3	The provisions of Articles 4.3.1, 4.3.2 and 4.3.5 do not apply to information within any one of the following categories or any combination thereof:

a.	any information that is in the possession of the Receiving Party or an Affiliate of the Receiving Party, as the case may be, prior to its disclosure by the Disclosing Party under or in connection with this Agreement, as demonstrated by documents in the possession of the Receiving Party or such Affiliate, to the extent that the Receiving Party or such Affiliate is not subject to obligations of confidentiality or restrictions on use outside this Agreement;

b.	any information that is now in or hereafter comes into the public domain without fault or negligence on the part of the Receiving Party or its Affiliates, or their respective directors, officers, employees, agents, representatives, consultants or Contractors;

c.	any information that property becomes available to the Receiving Party or an Affiliate of the Receiving Party, as the case may be, from a source other than the Disclosing Party or any of its Affiliates or a person or entity making the disclosure by or on their behalf, as demonstrated by documents in possession of the Receiving Party or such Affiliate, provided that the source is under no obligation known to the Receiving Party or such Affiliate to maintain the confidentiality thereof and does not in fact impose obligations of confidentiality on the Receiving Party or such Affiliate with respect thereto; or

d.	any information that can be shown by documentary evidence to have been developed independently by or for the Receiving Party or its Affiliates, without reference to or benefit from the Confidential Information.

4.3.4	Specific disclosures made to a Receiving Party or its Affiliates hereunder shall not be deemed to be within the exceptions specified in Article 4.3.3 merely because the specific disclosures are embraced by general disclosures that are in the public domain or are in the prior possession of the Receiving Party without restriction on disclosure or are subsequently received from a source other than the Disclosing Party or its Affiliates or represent independent developments by or for the Receiving Party or its Affiliates. In addition, any combination of features disclosed to a Receiving Party hereunder shall not be deemed to be within the foregoing exceptions merely because individual features are within the exceptions, but only if the combination itself is in the public domain or in the prior possession of the Receiving Party without restriction on disclosure or is subsequently received from a source other than the Disclosing Party or its Affiliates or represents independent developments by or for the Receiving Party or its Affiliates.

4.3.5	Notwithstanding any other provision of this Article 4.3, if the Receiving Party or an Affiliate of the Receiving Party is required by law, rule, regulation or order, or in the course of administrative or judicial proceedings, to disclose Confidential information that is otherwise subject to an obligation of confidentiality pursuant to this Article 4.3, it may make such disclosure, provided, however, that the Receiving Party or its Affiliate making such disclosure shall as soon as practicable notify the Disclosing Party of the requirement for disclosure and the terms thereof and shall cooperate to the maximum extent practicable to minimize the actual disclosure made in response to the requirement. Any Receiving Party or Affiliate disclosing such Confidential Information shall use its best efforts to obtain proprietary or confidential treatment of such Confidential Information by any administrative or judicial body or Third Party to whom the information is to be disclosed and, to the extent such remedies are available, shall use best efforts to seek protective orders limiting the dissemination and use of the Confidential Information. Moreover, this Agreement does not alter the rights of either Party to object to the rule, regulation, order or proceeding requiring the disclosure.

4.3.6	[Intentionally deleted]

4.3.7	Operator shall be free to require appropriate company and personal secrecy agreements and to limit access to the Site to protect Confidential Information of the Parties.

4.3.8

Except for visits of its representative on the Scheduling Team and the Infineum On-Site Representative, Infineum will give such prior written notice as is reasonable under the circumstances to Operator of any visit to the Site of employees, representatives, Contractors, customers or other business invitees of Infineum. Infineum shall have the right to have its customers visit the Site from time to time for inspection of the Facilities in accordance with prevailing practices in the industry in the Field of Operations, provided the number, duration and nature of such visits do not place an unreasonable burden on Operator. While visiting the Site, employees, representatives (including Infineum’s representative on the Scheduling Team and Infineum On-Site Representative), Contractors, customers or other business invitees of Infineum shall at all times be accompanied by an Operator representative.

4.4	LIABILITY

4.4.1	Except as provided in the third sentence of this Article 4.4.1, each Party waives all Claims against the other Party and the other Party’s Eligible Indemnitees for Losses resulting from damage or destruction to the property of the waiving Party within the Site resulting from any cause whatsoever occurring during the term of this Agreement, including the negligence of the other Party, the other Party’s Affiliates, and their respective officers, directors (or equivalent), employees, agents and Contractors, it being the express intention of the Parties that the Eligible Indemnitees of such other Party are third party beneficiaries of the waiver and indemnification provisions of this Article 4.4.1. Except as provided in the third sentence of this Article 4.4.1, each Party shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from any Claim or Loss of the indemnifying Party’s Affiliates arising out of damage or destruction to the property of the Affiliates of the indemnifying Party within the Site resulting from any cause whatsoever, including the negligence of the other Party, the other Party’s Affiliates, and their respective officers, directors (or equivalent), employees, agents or Contractors. Notwithstanding the foregoing, each Party shall be liable to the other Party or the other Party’s Affiliate, as the case may be, for Losses resulting from damage or destruction to such other Party’s or to the other Party’s Affiliates’ property caused by the indemnifying Party’s or the indemnifying Party’s Affiliate’s Wilful Misconduct, subject to Article 4.4.2.

4.4.2	Each Party waives all Claims of the waiving Party against the other Party and the other Party’s Eligible Indemnitees for consequential damages, including lost profits, and for punitive and exemplary damages, whether or not caused by the other Party’s or the other Party’s Eligible Indemnitees’ negligence, arising out of any act or omission of the other Party under this Agreement or any event occurring within the Site during the term of this Agreement, except if and to the extent such consequential, punitive and/or exemplary damages are actually recovered by the other Party or the other Party’s Eligible Indemnitees from a Third Party. It is the express intention that the Eligible Indemnitees of such other Party are third party beneficiaries of the waiver and indemnification provisions of this Article 4.4.2. Each Party shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from any Claim for consequential damages, including lost profits, and for punitive or exemplary damages, whether or not caused by the other Party’s or the other Party’s Eligible Indemnitees’ negligence, of any Affiliate of the indemnifying Party arising out of any act or omission of the other Party under this Agreement or any event occurring within the Site during the term of this Agreement, except if and to the extent such consequential, punitive and/or exemplary damages are actually recovered by the other Party or the other Party’s Eligible Indemnitees from a Third Party. Nothing contained in this Article 4.4.2 limits either Party’s indemnification responsibility under other Articles of this Article 4.4 or under or any instrument executed in connection therewith.

4.4.3	Even though a Party may not be liable to the other Party for Losses sustained by the other Party or the other Party’s Affiliates, the first Party shall nevertheless take reasonable actions (at the expense of the other Party, where the first Party has no liability) to enforce any contractual or other right it may have (but that the other Party or the other Party’s Affiliates does not have) for the benefit of the other Party or the other Party’s Affiliates, in order to minimize (or obtain recovery of) the other Party’s Losses; provided, however, the first Party shall not be obligated to prejudice in any material respect its commercial or other interests.

4.4.4	Each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Employee Claim of the employees of the indemnifying Party and the indemnifying Party’s Affiliates, and any Loss that the other Party or the other Party’s Eligible Indemnitees may incur as a result of such Employee Claim (even if such Loss is caused by the negligence but not the Wilful Misconduct of the other Party or the other Party’s Eligible Indemnitees), except if and to the extent that such Employee Claim or Loss arises out of the Wilful Misconduct of the other Party or the other Party’s Affiliate. Each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Employee Claim of the employees of the other Party and the other Party’s Affiliates to the extent arising out of the Wilful Misconduct of the indemnifying Party or the indemnifying Party’s Affiliate, and any Loss that the other Party and the other Party’s Eligible Indemnitees may incur as a result of such Employee Claim.

4.4.5	Each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Intellectual Property Claim arising in connection with the indemnifying Party’s Product (Infineum Product or Shell Product, as the case may be) or the manufacture, sale or use of the indemnifying Party’s Product (Infineum Product or Shell Product, as the case may be), or in connection with services provided by or on behalf of the indemnifying Party to any Third Party, and any Loss that the other Party or the other Party’s Eligible Indemnitees may incur as a result of such Intellectual Property Claim.

4.4.6

Each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Third Party Claim arising out of Products sold or otherwise made available to such Third Party or services provided by the indemnifying Party to such Third Party and all Losses that the other Party or the other Party’s Eligible Indemnitees may incur as a result of such Third Party Claim (even if such Loss is caused by the negligence but not the Wilful Misconduct of the other Party or the other Party’s Eligible Indemnitees) except if and to the extent that such Claim or Loss arises out of the Wilful Misconduct of the other Party or the other Party’s Affiliate and is a Claim for Non-Consequential Damages. Any Claim first asserted against either Party following the fifth (5th) anniversary of the Commencement Date with respect to Products or services within the Field of Operations shall conclusively be deemed to be Products sold or otherwise made available or services provided by Infineum. Each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Third Party Claim for Non-Consequential Damages arising out of Products sold or otherwise made available to a Third Party or services provided by the other Party to a Third Party following the Commencement Date to the extent arising out of the Wilful Misconduct of the indemnifying Party or the indemnifying Party’s Affiliate and all Losses that the indemnified Party and the indemnified Party’s Eligible Indemnitees may incur as a result of such Claim.

4.4.7	Except to the extent Article 4.4.6 applies, each Party shall be responsible for, and shall indemnify, defend and hold harmless the other Party and the other Party’s Eligible Indemnitees from, any Third Party Claim to the extent arising out of the acts or omissions of the indemnifying Party, the indemnifying Party’s Affiliates and their respective officers, directors (or equivalent), employees, agents and Contractors following the Commencement Date and any Loss that the other Party or the other Party’s Eligible Indemnitees may incur as a result of such Third Party Claim.

4.4.8 a.	Operator’s Environmental Indemnification During Operational Period. The Operator shall be responsible for and shall indemnify, defend and hold harmless Infineum and its Affiliates and their respective employees, officers and directors (or their equivalents) from or against any Environmental Claim or Loss arising therefrom, arising with respect to the Facilities, to the extent such Environmental Claim or Loss arises out of acts, omission or events occurring during the term of this Agreement, except to the extent such Environmental Claim or Loss arises out of (i) acts of God, acts of nature, and other causal events beyond the control of natural persons, including, without limitation, rain, wind, lightning, flood, tornado, hurricane, earthquake, mudslide, extraordinary cold, snow, ice, droughts, plague, pestilence, epidemic or similar causes, or (ii) any act or omission of Infineum or its Affiliates or their respective employees, officers, or directors (or their equivalents) or their contractors.

b.	Operator’s Environmental Indemnification After Operational Period. The Operator shall be responsible for and shall indemnify, defend and hold harmless Infineum and its Affiliates and their respective employees, officers and directors (or their equivalents) from and against any Environmental Claim or Loss arising therefrom, arising with respect to the Facilities, to the extent such Environmental Claim or Loss arises out of any act or omission of the Operator or its Affiliates or their respective officers, directors (or their equivalents), or employees, agents or contractors after the termination of this Agreement, provided however that this indemnification shall not be in effect if and to the extent that Infineum succeeds to the ownership of the facilities after the termination of this Agreement.

c.	Infineum’s Environmental Indemnification During the Operational Period. Infineum shall be responsible for and shall indemnify, defend and hold harmless the Operator, and its Affiliates and their respective employees, officers and directors (or their equivalents) from and against any Environmental Claim or Loss arising therefrom, arising with respect to the Facilities, to the extent such Environmental Claim or Loss arises during the term of this Agreement out of (i) acts of God, acts of nature, and other causal events beyond the control of natural persons, including, without limitation, rain, wind, lightning, flood, tornado, hurricane, earthquake, mudslide, extraordinary cold, snow, ice, droughts, plague, pestilence, epidemic or similar causes during the term of this Agreement, or (ii) any act or omission of Infineum or its Affiliates or their respective employees, officers, or directors (or their equivalents) or their contractors during the term of this Agreement.

d.	Infineum’s Environmental Indemnification After the Operational Period. Infineum shall be responsible for and shall indemnify, defend and hold harmless the Operator, and its Affiliates and their respective employees, officers and directors (or their equivalents) from and against any Environmental Claim or Loss arising therefrom, arising with respect to the Facilities, to the extent such Environmental Claim or Loss arises after the termination of this Agreement, but only if and to the extent that any such Environmental Claim or Loss does not arise out of the acts or omissions of the Operator or its Affiliates or their respective officers, directors (or their equivalents) or employees, agents or contractors; provided however that this indemnification shall not be in effect if and to the extent that Operator succeeds to the ownership of the Facilities after the termination of this Agreement.

e.	Shared Facilities. Where any Environmental Claim or Loss arises with respect to any Shared Facilities, the phrase “arising with respect to the Facilities.” where ever used in this clause 4.4.8 means that the indemnitor shall be liable for that percentage of the Environmental Claim or Loss equal to each Owner’s respective ownership and leased interest in such Shared Facilities.

f.	Burden of Proof Before 5 Years. Notwithstanding anything to the contrary in 4.4.8.c or 4.4.8.d above, any Environmental Claim arising from actual or alleged contamination of the Facilities (including easements related thereto) of which both the Operator and Infineum became aware, as evidenced by written documents, at any time prior to the fifth (5th) anniversary of the end of the termination of this Agreement (regardless of the date on which such Environmental Claim results in Losses) will be presumed to be covered by the indemnity of Operator under clause 4.4.8.a or 4.4.8.b, above, unless and to the extent that the Operator demonstrates by clear and convincing evidence that such Environmental Claim or resulting Loss arose out of acts, omissions or events covered by Infineum’s indemnity under clause 4.4.8.c or clause 4.4.8.d, above.

g.	Burden of Proof On or After 5 Years. Notwithstanding anything to the contrary in 4.4.8.a or 4.4.8.b above, any Environmental Claim arising from actual or alleged contamination of the Facilities (including easements related thereto) of which both the Operator and Infineum became aware, as evidenced by written documents, at any time on or after the fifth (5th) anniversary of the end of the termination of this Agreement (regardless of the date on which such Environmental Claim results In Losses) will be presumed to be covered by the indemnity of Infineum under clause 4.4.8.c or clause 4.4.8.d, above, unless and to the extent that Infineum demonstrates by a preponderance of the evidence that such Environmental Claim or resulting Loss arose out of acts, omissions or events covered by the indemnity of the Operator under clause 4.4.8.a or clause 4.4.8.b., above.

h.

Burden of Proof - Phase II Study. Notwithstanding the foregoing provisions of clauses 4.4.8.f and 4.4.8.g, if the Operator performs or causes or consents to the performance of an environmental site investigation, testing and study involving an intrusive testing, study or analysis of soil, water, or other substances according to a protocol and using a contractor each mutually agreed by Operator and Infineum (a “Phase II Study”) at the Site within the period commencing ninety

(90) days prior to the termination of this Agreement, any Environmental Claim arising from actual or alleged contamination of the Facilities (including easements related thereto) as to which neither the Operator nor Infineum became aware upon the completion of such Phase II Study (which shall be conclusively established by the absence of written documentation indicating that either was aware), shall be presumed to have arisen out of acts, omissions or events that occurred after the termination of this Agreement unless and to the extent that Infineum demonstrates by clear and convincing evidence that such Environmental Claim or resulting Loss arose out of acts, omissions or events that occurred on or before the termination of this Agreement. Infineum hereby consents to the conduct of such a Phase II Study at such time by the Operator.

i.	Environmental Law at Time of Termination Controls. The Operator’s indemnity obligations in clause 4.4.8.a and clause 4.4.8.b shall be limited to the liability arising under, and the minimum level of cleanup, removal, response, remediation or other action required under, Environmental Laws in effect in the jurisdiction with authority over such Environmental Claim the day of termination on this Agreement that are first asserted after such date.

j.	Operator’s Indemnification for Asbestos. The Operator shall be responsible for and shall indemnify, defend and hold harmless Infineum and its Affiliates and their respective employees, officers and directors (or their equivalents) from and against any Environmental Claim or Loss arising therefrom to the extent such claim arises out of (i) operational and maintenance procedures pertaining to asbestos containing materials and/or the removal, disposal, encapsulation and/or containment of asbestos containing material, and/or the Operator’s failure to take any such action, occurring within the Site during the term of this Agreement, if and to the extent that such Environmental Claim or Loss arises out of the acts or omissions of the Operator or its Affiliates or their respective officers, directors (or equivalent), employees, agents or contractors, or (ii) claims for actual or alleged personal injury, sickness or death relating to exposure to asbestos containing materials, by reason of employment or otherwise, occurring of alleged to have occurred within the Site during the term of this Agreement.

k.	Infineum’s Indemnification for Asbestos. Infineum shall be responsible for and shall indemnify, defend and hold harmless the Operator and its Affiliates and their respective employees, officers and directors (or their equivalents) from and against any Environmental Claim or Loss arising therefrom for actual or alleged personal injury, sickness or death relating to exposure to asbestos containing materials, by reason of employment or otherwise, occurring or alleged to have occurred within the Site and with respect to the Facilities at any time after the term of this Agreement.

l.

Survival. The indemnification, defense and hold harmless obligations of the Operator (i) under clause 4.4.8.a shall survive for a period of fifteen (15) years after the termination of this Agreement, and (ii) under clause 4.4.8.b shall survive until the expiration of the applicable statute of limitations; provided that such obligations shall survive and continue after such periods with respect to any Environmental Claim that is asserted in reasonable detail against the Operator prior to the expiration of such periods; and provided further that to the extent that the Operator or Infineum has remediated a particular hazardous substance at a particular location at the Site in compliance with the requirements or orders of governmental authorities at the time of remediation, its indemnification, defense and hold harmless obligations with respect thereto shall terminate. The indemnification, defense and hold harmless obligations of Infineum in this Clause 4.4.8 shall, except as otherwise provided herein, survive indefinitely.

m.	The Parties acknowledge that Infineum pays the Risk Premium, in part, because of the obligations of the Operator set out in Clause 4.4.8.

4.4.9	To the extent necessary, each Party shall obtain appropriate waivers of subrogation from its insurers so that such insurer is bound by the division of responsibility for Claims and Losses pursuant to the provisions of this Article 4.4.

4.4.10	For any Claim for indemnification by a Party against the other Party that is a Claim for the claiming Party’s own Losses, the claiming Party shall give prompt notice of such Claim to the other Party from whom the indemnity is sought, specifying such Claim in reasonable detail and including an estimate of the amount of potential Losses attributable to such Claim and the basis for indemnification. The following procedures shall apply to Third Party Claims, Employee Claims and Environmental Claims not solely involving a Party’s own Losses:

a.	If any Claim is asserted against a Party and such Party (“Party 1”) intends to assert a right to indemnification by the other Party (“Party 2”), then Party 1 shall give prompt notice of the Claim to Party 2 and a copy of any papers served with respect to such Claim. Party 1’s notice shall specify in reasonable detail the Claim, and include an estimate of the amount of potential Losses attributable to such Claim and the basis for indemnification. The failure of Party 1 to promptly notify Party 2 shall not relieve Party 2 from any duty to indemnify hereunder, unless and to the extent that Party 2 demonstrates that such failure to promptly notify materially prejudiced its ability to defend the Claim.

b.

Party 2 shall have the right to assume control of the defense of the Claim at its own expense by giving prompt written notice to Party 1, using counsel of its choice reasonably acceptable to Party 1. In such event, Party 1 shall have the right, at its option, to participate in the defense of the Claim, but such participation shall be at Party 1’s sole expense without right to seek indemnification for such expense from Party 2 hereunder unless (i) the employment of Party 1’s counsel is specifically authorized in writing by Party 2; (ii) Party 2 fails to assume the defense or diligently prosecute the Claim; or (iii) there shall exist or develop a conflict that would ethically prohibit Party 2’s counsel from representing Party 1. If Party 2 does not notify Party 1 in writing within thirty (30) days of Party 1’s notification of such Claim that Party 2 will assume control of the defense of the Claim, or if Party 2 thereafter fails to diligently defend the Claim, then Party 1 may assume control of the defense of the Claim with counsel of its choice reasonably acceptable to Party 2. In such event, Party 2 shall have the right, at its option, to participate in the defense of the Claim, but such participation shall be at Party 2’s sole expense without right to seek indemnification for such expense from Party 1 hereunder unless (i) the employment of Party 2’s counsel is specifically authorized in writing by Party 1; (ii) Party 1 fails to assume the defense or diligently prosecute the Claim; or (iii) there shall exist or develop a conflict that would ethically prohibit Party 1’s counsel from representing Party 2. Either Party may bring an action to cause the other Party to be joined as a party in any proceeding as to which any right of indemnification under this Article 4.4 would or might apply, for the purpose of enforcing such right of indemnity, and the expense of such joinder shall be covered hereby to the same extent as the underlying Claim and resulting Losses.

c.	The Parties shall cooperate in the defense of any Claim and each Party shall, subject to the confidentiality provisions of Article 4.3, provide to the other Party reasonable access to its personnel and books and records in its possession or control to the extent reasonably necessary or useful to the defense of the Claim.

d.	The Party assuming control of the defense of any Claim shall have the right, acting in good faith and with due regard to the interests of the other Party, to control all decisions regarding the handling of the defense without the consent of the other Party, including the making of any counterclaim or cross-complaint arising out of the same actions or facts giving rise to the Claim, but neither Party shall have the right to compromise or settle any Claim, or consent to the entry of any judgment with respect to such Claim, without the consent of the other Party, which consent shall not be unreasonably withheld except that the consent of the other Party is not required if such compromise, settlement or consent includes an unconditional release of the other Party and its Affiliates from all liability and obligations arising out of such Claim. In no event may either Party enter into any compromise or settlement that enjoins or restricts the business of the other Party or otherwise imposes future obligations on the other Party without the prior written consent of such other Party.

4.4.11	Any Claim or Loss partially covered by Shell’s indemnity and partially by Infineum’s indemnity shall be apportioned based on the extent to which events, acts or omissions for which each Party is responsible contributed to the cause of the Claim or Loss.

4.4.12	[Intentionally deleted]

4.4.13	Neither Party’s responsibility for Claims and Losses shall be limited to the amount of insurance that may be maintained by such Party.

4.4.14	Each Party shall attempt to mitigate and shall cause each of its Eligible Indemnitees to attempt to mitigate any Loss it may suffer as a consequence of any matter giving rise to a Claim by taking all actions which a reasonable person would undertake to minimize or alleviate the amount of such Loss and the consequences thereof, as if such person would be required to suffer the entire Loss and the consequences thereof by itself, without recourse to any remedy against another person, including pursuant to any right of indemnification hereunder, provided that nothing in this Agreement shall oblige any Party or any of its Eligible Indemnitees to seek recourse from its insurers.

4.5	INSURANCE

4.5.1	Neither Owner is obligated to maintain property insurance or business interruption insurance with respect to the Facilities. Unless Article 4.5.2 applies, each Owner shall have exclusive right, title and interest in any property insurance maintained by it with respect to its interest in the Facilities, and all proceeds paid or payable under such property insurance and/or business interruption insurance policies.

4.5.2	If the Owners decide to jointly purchase property insurance with respect to the Shared Facilities, the premiums for such insurance shall be a Fixed Cost and both Owners shall comply with the terms and conditions of such policy. All proceeds paid or payable under such property insurance and/or business interruption insurance policies shall be shared between the Owners in accordance with their respective ownership interest in the damaged Shared Facility.

4.5.3	Neither Owner shall be required to maintain liability insurance with respect to its operations. Both Owners shall maintain workers’ compensation insurance and other insurance to the extent required by applicable law.

4.6	FORCE MAJEURE

No liability shall result to any Party hereto for delay in performance or for nonperformance of any obligation (other than the making of payments properly due hereunder) if (a) such delay or nonperformance is caused by “Force Majeure”, which means circumstances reasonably beyond the Party’s control, including acts of God, fire, earthquakes, tides, floods, lightning, storms or unusually bad weather, war (declared or undeclared), explosions or other disruptions, mechanical breakdown, electrical shortage or blackout, decline or shortages of supply, labor strikes or lockouts, quarantine restrictions, epidemics, hostilities, riots, insurrections or civil commotion, blockade, or laws, decrees, regulations, orders or other directives or actions of either general or particular application of any governmental body, including the taking of property; (b) the Party claiming relief under this Article promptly notifies the other Party of such circumstances in writing, giving full particulars of the causes relied upon and their anticipated duration; and (c) the Party so claiming relief exercises due diligence in continuously undertaking to remedy and overcome the cause of such Force Majeure as promptly as possible and to avoid a substantial disproportionate adverse economic effect of the Force Majeure impacting one Owner as compared to the other Owner or impacting the Facilities as compared to the other manufacturing facilities at the Site (or vice versa). Upon remedying or overcoming such cause, the Party claiming relief under this Article shall promptly notify the other Party of the termination of such Force Majeure condition. For purposes of the foregoing, the settlement of a labor strike, lockout or any other kind of labor dispute is not within the reasonable control of the Party affected and the requirements of this Article shall not oblige that Party to settle a strike, lockout or other labor dispute on terms contrary to its wishes.

4.7	HARDSHIP

If during the period of this Agreement there is a substantial change in economic or political or manufacturing circumstances which affects its operation such that one or more of its terms becomes excessively onerous to either Party (hereinafter: “Hardship”), the Parties will meet forthwith to review the situation and discuss in good faith alleviation of the Hardship by renegotiation of the relevant term or terms of this Agreement. The Parties shall review periodically (at least once every six (6) months if appropriate) the situation. As soon as the cause of Hardship no longer exists the previous term or terms of this Agreement shall be automatically reinstated with such modifications as the Parties may have agreed.

4.8	TERM AND TERMINATION

4.8.1	This Agreement shall be effective from the Commencement Date and shall remain in force for an initial term of thirty (30) years and shall be automatically renewed thereafter for extension periods of five (5) years each, unless terminated by mutual agreement or in accordance with the provisions of this Article 4.8 or of Article 2.8.3. Upon any termination of this Agreement, Operator shall pay to Infineum an amount equal to Infineum’s normal inventory requirements of Shared Materials as specified on Schedule 1 (as adjusted from time to time pursuant to Article 3.4.4) at the then current replacement costs thereof and such inventory shall be retained by Operator. Upon any termination of this Agreement, Operator shall have the option to either pay to Infineum an amount equal to Infineum’s normal inventory requirements of Infineum Materials as specified on Schedule 1 (as adjusted from time to time pursuant to Article 3.4.4) at the then current replacement costs thereof and retain such inventory, or alternatively return such inventory to Infineum by putting it at Infineum’s disposal.

4.8.2	Either Party may oppose renewal of this Agreement at the end of the initial term or at the end of each extension period of five (5) years by giving the other Party at least three (3) years’ prior written notice. Unless the parties agree otherwise, Shell shall upon termination of this Agreement either, at Shell’s option, (i) to the extent necessary for Infineum to produce Infineum Product at the Site, grant Infineum a thirty-year, royalty-free, non-exclusive, irrevocable license of process technology and know-how, together with a non-exclusive. irrevocable license under patents and other intellectual property rights of Shell pertaining to the technology of Shell used at the Site to produce Infineum Product, and Shell shall provide sufficient training to Infineum’s employees to allow the Facilities to continue to be used by Infineum for the production of Infineum Product or (ii) agree to continue to operate the Facilities, whereby the terms of this Agreement shall apply mutatis mutandis, except that:

a.	Infineum shall pay, in addition to the Charges, a reasonable fee for the operation of the Facilities;

b.	the Commencement Date shall be the date this Agreement terminates;

c.	Article 4.8.1 shall read: “This Agreement shall be effective from the Commencement Date and shall remain in force for an initial term of five (5) years and shall be automatically renewed thereafter for extension periods of five (5) years each, unless terminated by mutual agreement or in accordance with the provisions of this Article 4.8 or of Article 2.8.3.”;

d.	such other changes shall be included as the Parties may agree.

4.8.3	[Intentionally deleted]

4.8.4

At any time after the fifth (5th) anniversary of the Commencement Date, either Owner (the “Exiting Owner”) may give the other Owner (the “Non-Exiting Owner”) written notice that it wishes to Exit, specifying the effective date of such Exit. The Exit notice shall be given promptly after the decision of the Exiting Owner to Exit has been made. After the Exit notice has been given, neither Owner shall increase its temporary use of spare capacity of the other Owner pursuant to Article 2.2.3, and all rights to temporary use of spare capacity of the other Owner pursuant to Article 2.2.3 shall end twelve (12) months after receipt of the Exit notice by the Non-Exiting Owner, in each case unless the Owners agree otherwise. From the effective date of the Exit as specified in the Exit notice, Operator shall reduce on a commercially reasonable basis the Fixed Costs for the Facilities as soon as is reasonably possible so as to downsize operations to the extent possible to match the Non-Exiting Owner’s Capacity Rights. The Exiting Owner shall pay all commercially reasonable cash costs, including personnel termination cost (including those actuarially determined), resulting from Operator’s Fixed Cost reduction efforts in response to the Exit. Without prejudice to the previous sentence, and in deviation from the provisions of the Articles 2.3 and 3.4, the Exiting Owner shall be under no obligation to pay any costs directly related to the operation of the Shared Facilities from the effective date of the Exit, except those Fixed Costs that cannot be appropriately downsized within such time period. If Shell is the Exiting Owner, Infineum shall have the option to require either (i) that Shell will transfer to Infineum at Shell’s expense appropriate replacement Infineum Product production capacity at an Other Shared Facility or another existing manufacturing facility which is at that time capable of producing Infineum Product and which is operated by Shell or an Affiliate of Shell, and keep Infineum whole for any direct, out-of-pocket costs of Infineum resulting from termination of this Agreement, or, alternatively, (ii) that Shell will sell all of Shell’s rights in the Shared Facilities to Infineum and will, to the extent necessary for Infineum to produce Infineum Product at the Site, grant Infineum a thirty-year, royalty-free, non-exclusive, irrevocable license of process technology and know-how, together with a non-exclusive, irrevocable license under patents and other intellectual property rights of Shell pertaining to the technology of Shell used at the Site to produce Infineum Product, and Shell shall provide sufficient training to Infineum’s employees to allow the Facilities to continue to be used by Infineum for the production of Infineum Product. If Infineum is the Exiting Owner, Infineum shall have the right to require Shell to purchase all of Infineum’s rights in the Shared Facilities, and Shell shall have the right to require Infineum to sell all of Infineum’s rights in the Facilities. In all cases the purchase price shall be equal to, unless agreed otherwise, the fair market value of the Exiting Owner’s interest in the Facilities, taking into consideration the state of repair and age of the Facilities, to what extent and when Non-Exiting Owner is reasonably expected to be in need of extra capacity in excess of its Capacity Rights under Article 2.2.1 and the alternative cost of acquiring such extra capacity at such expected time. The Owners, acting reasonably and in good faith, shall negotiate and agree on a valuation methodology, appraisal procedures, closing terms and conditions and other relevant commercial considerations to implement the provisions of this Article 4.8.4. Additionally, either Owner may require that part or all of such issues be negotiated in good faith in connection with any transfer of the Non-Exiting Owner’s interest in the Facilities to a Third Party, as the case may be. Unless the Owners agree otherwise, on the third anniversary of the effective date of the Exit, the expectations regarding the Non-Exiting Owner’s need of extra capacity in excess of its Capacity Rights under Article 2.2.1 used to determine the purchase price of the Exiting Owner’s interest in the Facilities shall be compared to the Non-Exiting Owner actual usage of the Facilities acquired from the Exiting Owner under this Article 4.8.4, and appropriate corrections to the purchase price shall be made, including interest at the Interest Rate. Any transfer of a Exiting Owner’s share in the Facilities or of replacement Infineum Product production capacity pursuant to this Article 4.8.4, and any grant of a license pursuant to this Article 4.8.4, shall close three (3) months after the Exit notice has been given, or on the effective date of the Exit, whichever is later, or on such other date as Owners may agree, and this Agreement shall terminate on such closing date. Any payments of costs pursuant to this Article 4.8.4 shall be invoiced when actually incurred, and the provisions of Article 3.5 shall apply mutatis mutandis.

4.8.5 As soon as practical after termination of this Agreement, Operator shall provide a final reconciliation of charges and the provisions of Article 3.5.5 shall apply mutatis mutandis. Any overcharges or undercharges shall be paid by the Party owing the same within twenty (20) days following the final reconciliation (after any required adjustments have been made). The final recalculation shall be broken down in sufficient detail as either Owner may reasonably request and as Operator can reasonably provide. From the due date of the reconciliation payment, interest will accrue at the Default Rate. The Parties shall meet to resolve any dispute as expeditiously as possible.

4.8.6	In the event of an extension of this Agreement or the Parties’ continuing use of the Facilities in accordance with this Article 4.8, the Parties shall agree to necessary extension of the Easement Agreement between Shell and Infineum, dated as of October 1,1998, and of any other agreement, to implement the provisions of this Article 4.8.

4.8.7	Articles 2.9.3, 3.5.5, 3.7, 4.2, 4.3, 4.8, 4.9 shall survive any termination of this Agreement. Article 4.4 shall survive any termination of this Agreement as to events, acts and omissions that have occurred prior to termination of this Agreement.

4.9	DISPUTE RESOLUTION

4.9.1	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be exclusively processed as follows. First, the dispute shall be discussed by the Parties thereto in an attempt to reach an amicable solution. If such attempt fails within ninety (90) days from the first written notice by one Party to the other Party that a dispute exists (or such shorter period as is reasonable under the circumstances), the matter may be submitted by either Party to the executive officers of Operator and Infineum who are in charge of manufacturing in the United States of America. Such officers, acting directly or through senior officers appointed by them, shall mediate the dispute with the goal of attaining a solution satisfactory to both Parties. If the dispute is not resolved within thirty (30) days after appointment of the mediators, either Party may institute arbitration proceedings in accordance with Article 4.9.2.

4.9.2	If the dispute is not resolved through the mediation process described in Article 4.9.1, either Party may require that such dispute be submitted to binding arbitration in accordance with the UNCITRAL Arbitration Rules (the “Rules”) in effect at the time of the dispute. The proceedings will be held in Houston, Texas, unless the Parties agree otherwise. The dispute shall be arbitrated in accordance with the substantive laws of Delaware, but the Parties expressly intend for the Rules to govern over any contrary laws of such State pertaining to the conduct of, or binding nature or effect of, the arbitration proceedings.

4.9.3	The number of arbitrators shall be three (3). The three (3) member arbitration panel shall select a chairman. The Parties and the arbitrators shall hold the proceedings and any Confidential Information in confidence.

4.9.4

Prompt and cost effective resolution of the dispute is important to the Parties. Discovery and other procedures shall be limited and streamlined to allow for prompt resolution of the dispute. The arbitrators shall order the Parties to promptly exchange copies of all exhibits and witness lists, and, if requested by a Party, to produce other relevant documents, to answer interrogatories, to respond to requests for admissions (which shall be deemed admitted if not denied) and to produce for deposition and, if requested by the arbitrators or a Party, at the hearing, all witnesses that the other Party has listed and up to four other persons within such other Party’s control. The arbitrators shall limit the number of documents to be produced, interrogatories and requests for admissions to a number determined by the arbitrators to be the minimum number that is reasonable and appropriate in the light of the complexity of the dispute. Any additional discovery shall only occur by agreement of the Parties or as ordered by the arbitrators upon a finding of good cause.

4.9.5	With respect to awarding any monetary damages, the arbitration panel shall be limited to ruling for the recommended value or finding or outcome presented at the arbitration either by Shell (as Owner and/or as Operator) or Infineum, and the arbitration panel may not determine another value, finding or outcome. The award of the arbitration panel shall be contained in a written, reasoned decision signed by a majority of the arbitration panel.

4.9.6	Nothing herein prevents either Party from instituting arbitration proceedings in accordance with Article 4.9.2 for injunctive relief, specific performance or other equitable relief at any time and without waiting for the expiration of any time periods for discussion or mediation contained in Article 4.9.1, if such Party believes, in good faith, that its rights will be materially impaired by waiting for such periods to expire.

4.9.7	Pending resolution of any dispute between the Parties, whether discussed, mediated or arbitrated, the Parties shall continue to perform their respective obligations under this Agreement.

4.9.8	Resolution of any dispute involving the payment of money by one Party to an other shall include payment of interest at either the Interest Rate or the Default Rate, whichever shall be applicable. If no interest rate is specified herein as to the issue in question, the rate shall be the Interest Rate.

4.9.9	The prevailing Party in an arbitrated dispute shall be entitled to recover from the non-prevailing Party reasonable attorneys’ fees and arbitration fees and expenses.

4.10	ASSIGNMENT

Except as provided in Article 2.6.4, neither Party shall be entitled to assign all or portion of its rights and obligations under this Agreement without the prior written consent of the other Party.

4.11	NO THIRD PARTY RIGHTS

This Agreement is intended to be solely for the benefit of the Parties, and is not intended to confer any benefits upon, or create any rights in favor of, any other person, except as expressly provided to the contrary elsewhere in this Agreement.

4.12	SEVERABILITY

If any of the provisions of this Agreement are found by a court or any other competent authority to be void or unenforceable, such provision shall be deemed to be deleted from this Agreement and the remaining provisions of this Agreement shall remain and continue in full force and effect. In such event, the Parties shall thereupon negotiate in good faith in order to agree upon the terms of a satisfactory provision to be substituted for the provision so found to be void and unenforceable. In the event that such a new provision cannot be found, the invalidity of one or more provisions of this Agreement shall not affect the validity of this Agreement as a whole unless the invalid provision was of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without such provision.

4.13	WAIVER

The failure of either Party at any time to enforce any provision hereof shall in no way affect its right thereafter to require performance thereof, nor shall the waiver of any breach of any provision hereof be taken or held to be a waiver of any succeeding breach of any such provision or as a waiver of the provision itself.

4.14	REGISTRATION

In the event that this Agreement or parts thereof can or must be recorded among the public records of the jurisdiction of the Site, then the Parties shall provide for the registration of this Agreement or extracts or certifications thereof at one Party’s first request.

4.15	ENTIRE AGREEMENT, AMENDMENTS

This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes any understandings and representations whatsoever between the Parties relating to the subject matter hereof. Any amendment or modification hereof shall be ineffective unless in writing and signed by both Parties.

4.16	COMPLIANCE WITH APPLICABLE LAWS

In the performance of their obligations under this Agreement, the Parties shall observe and abide by applicable laws, rules and regulations including those with respect to labor and HSE and take the necessary safety precautions related to their respective performance of the Agreement in order to protect all persons and property whatsoever.

4.17	NOTICES

All notices, requests, waivers, demands, directions and other communications required or permitted to be given under this Agreement shall be in writing (including facsimile transmission and telex communications) and shall be deemed to be duly given when actually received. Notices shall be delivered personally or by overnight courier, certified or registered mail, facsimile transmission, or telex, to the Parties as specified below or, as to each Party, at such other address as shall be designated by such Party in a written notice to the other Party complying with the terms of this Article 4.17:

Infineum:	Shell/Operator:

Infineum USA L.P. 1900 East Linden Avenue Linden, New Jersey 07036 Attention: Legal Manager, Fax No.: (908) 474-2431	Shell Elastomers LLC 910 Louisiana Houston, Texas 77002 Attention: Global Manager Kraton G Fax No.: (713) 241-0115

with a copy to:	with a copy to:

Infineum International Ltd. Attention: Vice President Manufacturing 1220 Parkview Arlington Business Park Theale, Reading RG7 4SA England Fax No.: 44-1189-31-7497	Belpre Chemical Plant 2982 Washington Blvd. P.O. Box 235 Belpre, OH 45714 Attention: Plant Manager

4.18	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

4.19	HOLIDAYS

Notwithstanding any deadline for payment, performance, notice, or election under this Agreement, if such deadline falls on a date that is not a business day, then the deadline for such payment, performance, notice, or election will be extended to the next succeeding business day.

4.20	COUNTERPARTS

This Agreement may be delivered in separate counterparts.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

INFINEUM USA L.P.		SHELL ELASTOMERS LLC
By: Infineum USA Inc. General Partner

By:	/S/ JAMES A. JOHNSON	By:	/S/ A. J. NOOJIN III
Title:	President	Title:	President

SHELL CHEMICAL COMPANY on behalf of SHELL OIL COMPANY

By:	/S/ A. J. NOOJIN III
Title:	Attorney in Fact

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SCHEDULE 2: EXCLUDED ASSETS

	Infineum	Shell
- Any Assets owned by Third Parties	—	100%
-All Site Land	—	100%
-Any Shell Product	—	100%
-Any Assets used for Shell Product only	—	100%
-Other Site-Specific Assets	—	100%

SCHEDULE 3: [INTENTIONALLY DELETED]

SCHEDULE 4: [INTENTIONALLY DELETED]

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SCHEDULE 7: SITE DESCRIPTION

The Belpre Elastomers Plant is:

A chemical manufacturing facility consisting of approximately 550 acres located in Town 2, Range 10, Belpre Township, Washington County, State of Ohio, U.S.A., commonly known as Shell Chemical Company-Belpre Plant, 2982 Washington Boulevard, Belpre, Ohio 45714, U.S.A. Approximately 87.09 acres have been developed for manufacturing process use and 61.4 acres developed for non-process use. Shellvis is manufactured here using a limited number of manufacturing vessels for a limited number of weeks each year. Such manufacturing requires the partial use of most of the support infrastructure at the plant.

SCHEDULE 8: LEGAL RESTRICTIONS

This schedule is intentionally left blank.

SCHEDULE 9: JOINT OR ASSIGNED CONTRACTS

The following contracts will be Joint Contracts:

Counterparty	Description
TransDistribution Warehouse	Warehouse
Ametek	Toll converter
MIE	Repackage of Finished Product
Peoples Cartage	Warehouse
Atlas Trucking	Stock Transfer Freight
Merchants 5 Star	Stock Transfer Freight
Praxair	Nitrogen Supply
Air Products	Liquid Hydrogen Supply

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SCHEDULE 11: SUMMARY OF ACCOUNTING PRACTICES

Allocation of Fixed Costs

Fixed costs at Belpre pass through two main processes enabling allocation to Chemicals’ businesses. “Chemicals” refers to the following businesses: Additives (VI Improvers) and Elastomers (Kratons).

1) All transactions are input to the Belpre ledger SAP R/3 with a mandatory account allocation comprising:

•	COST ELEMENT

•	RESPONSIBLE COST CENTER

All costs are then processed, being identified as Belpre costs from the first two digits of the COST CENTER. COST CENTERS at Belpre will be categorized as follows:

•	100% Additives

•	100% Elastomers

•	Shared (shared between SCC and Infineum basis ownership percentages)

•	Indirect/Overhead Cost Centers (shared between SCC and Infineum basis ownership percentages)

The ownership percentage assignments for each Cost Center are maintained within SAP R3 by a Belpre financial analyst.

Within the SAP system:

•	The total costs for shared cost centers including the indirect/overhead cost centers are allocated basis ownership percentages in the first allocation cycle of SAP.

•	Any fixed costs related to Infineum’s proprietary equipment or for the sole benefit of Infineum will be charged to an internal order designated as 100% Infineum.

•	All costs for 100% Elastomers Cost Centers are excluded from calculations for Infineum.

2) To facilitate billing, the Additives share of costs are passed to an Infineum Cost Center which is an aggregate of the 100% Infineum costs and Infineum’s allocation of shared costs.

Allocation of Variable Costs

All variable costs attributable to Infineum’s Shellvis products are charged as consumed. All variable cost data will be input to SAPr3 where the standard functionality for variable cost allocations will be utilized.

Within the SAP system:

•	Inventories of all raw, process and packaging materials are maintained in SAP at a standard price.

•	The above materials are allocated to products based on recipes using standard yields and standard prices.

•	Actual consumption of materials for the entire site are calculated at month-end basis physical inventory and variances (difference between standard and actual) are generated and settled to products as part of the month-end closing process.

•	The variable costs of Utilities are allocated to the products at standard cost basis a variable activity rate for each unit.

•	Actual consumption of Utilities for the entire site are calculated at month-end and variances (difference between standard activity rate and actual) are generated and settled to products as part of the month-end closing process.

Allocation of Corporate Charges

Corporate charges for the benefit of Infineum will be established and agreed upon annually as part of the Annual Plan and Budget. Monthly, 1/12th of the agreed upon corporate charges will be charged to the Infineum Cost Center.

Note 1) Cost Allocation procedures are currently the subject of a review by Shell Chemicals Global. It is very likely that some of the above allocation procedures could change as a result of this review.

SCHEDULE 12: CURTAILMENT PROCEDURES

The Belpre Elastomers Plant will adjust unit production rates to control service, utilities, materials and facilities usage under the constraints outlined in section 3.9 according to the following priorities (in order):

1.	Prevent adverse Health, Safety or Environmental problems.

2.	Prevent short-term[1] product stock-out

•	Any unit at Belpre facing short-term stock-out of product would be given priority usage of services, utilities, material and facilities usage in order to avoid loss of business until the threat of stock-out is eliminated.

•	In the event multiple units are faced with short-term stock-outs priority would be determined in the following order until the threat of stock-out is eliminated:

1.	Production required to meet contractual obligations with customers

2.	Production required by Strategic Customers

3.	Production required by sole source customers

4.	Production which returns the highest margin

3.	Prevent Deterioration of Inventory Position (including forecasted long-term stock-outs)

•	Any unit at Belpre facing forecasted drops below safety stock levels and/or cycle stock levels will be given priority in usage of services, utilities, material and facilities in order to maintain safety stock and cycle stock levels above minimum quantities provided such usage does not create the possibility of short-term stock-out.

•	In the event multiple units are faced with drops below safety and/or cycle stock levels priority in usage of services, utilities, material and facilities would be based upon production which returns the highest margin.

4.	Prevent Deterioration of Inventory Position Relative to Long-Term Business Strategy

•	Once minimum requirements to prevent short-term stock-out and maintain inventory above safety and cycle stock levels priority in usage of services, utilities, material and facilities will be based upon the long-term business strategy for both the Joint Venture and Shell Elastomers.

[1]	Defined as three months.

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